
02016099

P.E. 2/11/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of a Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PAGE 1 OF 56 PAGES
EXHIBIT INDEX ON PAGE 3.

For the month of February 2002

ASML Holding N.V.

De Run 1110
5503 LA Veldhoven
The Netherlands
(Address of principal executive offices)


RECD S.E.C.
FEB 2 0 2002
080

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PROCESSED
FEB 2 5 2002
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)



Date: February 20, 2002

By: ____________________

Peter T.F.M. Wennink
Vice President of Finance/
Administration and Chief
Financial Officer

Exhibits

Five-Year Financial Summary. pg. 4

Management's Discussion and Analysis of Financial Condition and Results of Operations. pg. 5

ASML Holding N.V. Consolidated Financial Statements as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001. pg. 22

Five-Year
Financial Summary

Year ended December 31 *(in thousands, except per share data)*	1997 EUR	1998 EUR	1999 EUR	2000 EUR	**2001** **EUR**
Consolidated Statements of Operations Data					
Net sales	1,363,694	1,326,497	1,635,986	3,062,644	**1,844,361**
Cost of sales	856,505	892,874	1,117,434	1,842,234	**1,792,504**
Gross profit on sales	507,189	433,623	518,552	1,220,410	**51,857**
Research and development costs	189,202	223,794	264,809	392,003	**424,447**
Research and development credits	(13,613)	(29,964)	(38,815)	(24,983)	**(16,223)**
Selling, general and administrative expenses	129,035	167,821	210,408	312,991	**279,993**
Restructuring and merger and acquisition costs	0	13,096	(468)	0	**57,259**
Operating income (loss)	202,565	58,876	82,618	540,399	**(693,619)**
Gain on sale of marketable securities	14,130	0	0	0	**0**
Minority interest in net result from subsidiaries (net of tax)	0	0	0	(3,205)	**3,606**
Interest income (expense), net	8,355	6,631	1,009	12,593	**(7,207)**
Income (loss) before income taxes	225,050	65,507	83,627	549,787	**(697,220)**
Provision (benefit) for income taxes	73,454	15,718	26,439	167,249	**(218,228)**
Cumulative effect of accounting changes net of tax	0	0	0	4,491	**0**
Net income (loss)	151,596	49,789	57,188	378,047	**(478,992)**
Basic net income (loss) per ordinary share[1]	0.33	0.11	0.12	0.82	**(1.03)**
Number of ordinary shares used in computing per share amount (in thousands)	454,682	456,216	458,542	461,887	**465,866**
Consolidated Balance Sheets Data					
Working capital	749,610	939,872	1,515,767	2,107,645	**1,770,059**
Total assets	1,355,774	1,557,185	2,397,926	3,432,972	**3,643,840**
Long-term liabilities, less current portion	8,634	281,856	821,201	868,540	**1,554,544**
Total shareholders' equity	964,765	978,543	1,129,900	1,666,212	**1,226,287**
Consolidated Statements of Cash Flows Data					
Capital expenditures	(124,157)	(166,008)	(138,425)	(190,440)	**(346,735)**
Depreciation and amortization	41,457	67,376	88,029	124,590	**158,798**
Net cash provided by (used in) operating activities	6,956	(34,555)	40,800	215,129	**(235,552)**
Net cash used in investing activities	(129,467)	(128,412)	(162,637)	(161,319)	**(359,973)**
Net cash provided by financing activities	15,163	275,355	553,154	34,198	**664,290**
Net increase (decrease) in cash and cash equivalents	(107,610)	109,124	430,511	248,812	**(73,522)**
Ratios and Other Data					
Increase (decrease) in net sales (in percent)	23.1	(2.7)	23.3	87.2	**(39.8)**
Gross profit as a percentage of net sales	38.3	32.7	31.7	39.8	**2.8**
Operating income (loss) as a percentage of net sales	14.9	4.4	5.0	17.7	**(37.6)**
Net income (loss) as a percentage of net sales	11.1	3.8	3.5	12.3	**(26.0)**
Shareholders' equity as a percentage of total assets	71.2	62.8	47.1	48.5	**33.7**
Backlog of systems (in units) at year-end	377	111	284	556	**181**
Sales of systems (in units)	557	449	368	783	**360**
Number of employees at year-end	5,408	5,024	6,061	8,123	**7,070**

1 All net income per ordinary share amounts have been retroactively adjusted to reflect the two-for-one stock split in May 1997 and May 1998 and the three-for-one stock split in April 2000, as well as the issuance of shares for the merger with Silicon Valley Group Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

ASML's strategic objective is to realize profitable and sustainable growth by providing leading edge manufacturing solutions to the worldwide semiconductor industry that continually improve customers' competitiveness by enhancing the value of their ownership of ASML equipment.

Business Strategy

The principal elements of ASML's "value of ownership" strategy include:

- Maintaining significant levels of research and development spending in order to offer customers, at the earliest possible date, the most advanced technology suitable for high-throughput, low-cost volume production
- Offering customers continuing improvements in productivity and value by introducing advanced technology, based on the modular, upgradeable design of ASML's families of tools
- Pursuing continuing reductions in the cycle time between a customer's order of a tool and the use of that tool in volume production at the customer site
- Providing superior customer support services that ensure rapid and efficient installation, as well as continuing on-site support and training to optimize the manufacturing process and improve customers productivity
- Expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world-class partners

Significant Events

On May 21, 2001, ASML completed its merger with Silicon Valley Group Inc. ("SVG"). As a result of this merger, ASML has become a multiproduct semiconductor equipment company supplying lithography, photoresist processing (track) and thermal systems to the world's leading semiconductor manufacturers.

On October 16, 2001, ASML announced accelerated integration with SVG as a consequence of the continuing downturn in the semiconductor industry. This resulted in one-time charges including restructuring costs of EUR 521 million. These charges include workforce reduction related expenses, fixed assets write-off and building closure costs as well as inventory write-off due to discontinued product lines. Furthermore, additional obsolescence costs of inventories and merger and acquisition costs were included. Of these costs EUR 408 million is included in cost of sales together with EUR 56 million additional cost for obsolete inventory, EUR 57 million in merger and acquisition costs and other restructuring costs.

On June 20, 2001, ASML announced that it had reached agreement in principle to enter into a strategic alliance with Micronic Laser Systems AB ("Micronic") to enhance both companies' positions as leading suppliers of advanced lithography equipment to the display and semiconductor industry. Furthermore, the Company invested in a non intrest-bearing EUR 34 million convertible loan to Micronic. The loan has a term of three years.

On October 17, 2001, ASML issued convertible subordinated notes with a principal amount of USD 575 million. The net proceeds were EUR 638 million.

On January 15, 2002, ASML MaskTools, Inc., and Numerical Technologies, Inc., announced they had entered into a licensing agreement to provide semiconductor manufacturers with easier access to subwavelength manufacturing solutions that incorporate ASML MaskTools' patented scattering bar technology.

On December 19, 2001, ASML announced that it completed the divestment of Tinsley Laboratories Inc. ("Tinsley") to another U.S. company. ASML agreed with the committee on Foreign Investments in the United States ("CFIUS") to make a good faith effort to sell Tinsley.

Euro

On January 1, 1999, the Netherlands and eight other member countries of the European Union adopted the euro ("EUR") as their new common currency. Effective January 1, 2002, the euro became the legal tender of the Netherlands for both cash and non-cash electronic money transfers between ASML and its business partners.

For external reporting purposes, effective January 1, 1999, ASML adopted the euro as its reporting currency. Balances for periods prior to January 1, 1999, are not comparable to the balances of other companies that report in euros but have restated amounts from a different currency than Dutch guilders.

Results of Operations

The following discussion and analysis of results of operations should be viewed in the context of the risks affecting ASML's business strategy, described in a separate section below. The merger with SVG is accounted for under the "pooling of interests" method. Therefore, ASML's Consolidated Financial Statements for each of the three years ended December 31, 2001 reflect the combination of financial statements for ASML's historical operations with those of SVG. The five-year summary presented on page 4 reflects the combined figures as well. In conformity with U.S. generally accepted accounting principles (GAAP) reporting guidelines, the comparative figures for the twelve months ended December 31, 2000 and December 31, 1999 reflect the combined annual results of the fiscal years of ASML and SVG. Because SVG's fiscal reporting period prior to the merger differed from ASML's fiscal reporting period, comparative figures contain the results of ASML's historical operations for the twelve months ended December 31 and the results of SVG's historical operations for the twelve months ended September 30.

Following is ASML's consolidated statements of operations data for the three years ended December 31, 2001, expressed as a percentage of total net sales:

Year ended December 31	1999	2000	2001
Total net sales	100.0%	100.0%	**100.0%**
Cost of sales	68.3	60.1	**97.2**
Gross profit on sales	31.7	39.9	**2.8**
Gross profit excluding restructuring charges and additional obsolescence costs*	31.7	39.9	**28.1**
Research and development costs	16.2	12.8	**23.0**
Research and development credits	(2.4)	(0.8)	**(0.9)**
Selling, general and administrative expenses	12.9	10.2	**15.2**
Restructuring and merger and acquisition charges	0.0	0.0	**3.1**
Operating income (loss)	5.0	17.7	**(37.6)**
Operating income (loss) excluding restructuring charges**	5.0	17.7	**(9.4)**
Interest (income) expense, net	(0.1)	(0.3)	**0.4**
Income (loss) before income taxes	5.1	18.0	**(37.8)**
Provision for income taxes	1.6	5.7	**(11.8)**
Net income (loss)	3.5	12.3	**(26.0)**
Sales of systems (in units)	368	783	**360**

Although not a measure of financial performance under U.S. GAAP, we also provided extra lines marked with * and **:

* Excluded are charges that are comprised of:
- restructuring EUR 408 million
- additional costs for obsolescence inventory EUR 56 million

** Excluded are charges as explained under the restructuring paragraph totalling EUR 521 million.

Results of Operations 2001 compared with 2000

During 2001, the semiconductor industry faced its worst downturn in history. Despite some positive signs in the industry, ASML sees no clear indication that an upturn will happen before the second half of 2002. ASML will closely monitor developments of the semiconductor market in general and development of its customers' business in particular.

Restructuring

In October 2001, ASML implemented a restructuring plan including workforce reduction, fixed asset write-off and building closure costs as well as inventory write-off due to discontinued product lines. The restructuring costs amounted to EUR 411 million, of which EUR 408 million is included in cost of sales. The number of employees actually terminated pursuant to the restructuring plan as per December 31, 2001, is approximately 1,100 (including temporary workforce). Furthermore, ASML incurred additional merger related expenses and other one-time charges of:

- Merger and acquisition expenses EUR 54 million.
- Additional reserve for obsolete inventory EUR 56 million.
- Other EUR 3 million.

Consolidated sales

Consolidated net sales were EUR 1,844 million compared to EUR 3,063 million in 2000. Currently more than 50 percent of the top 20 IC manufacturers are ASML customers.
In 2001, sales to one customer accounted for EUR 217 million, or 11.8 percent of net sales. In

2000, sales to three customers accounted for EUR 483 million, EUR 457 million and EUR 442 million or 15.8, 14.9 and 14.4 percent of net sales, respectively.

ASML recognizes the business segments, Lithography and Track & Thermal activities. The following discussion reviews net sales and gross margin per business segment.

Lithography sales and gross profit

The following table shows a summary of sales and gross profit on a semi-annual basis:

Year ended December 31	2000		**2001**	
	First half year	Second half year	**First half year**	**Second half year**
Total units shipped	207	248	**120**	**77**
Net sales (EUR million)	1,189	1,444	**811**	**743**
Gross profit on sales of new systems (% of sales)	41.5	43.6	**30.4**	**(42.7)**
Overall gross profit (% of sales)	39.6	42.3	**28.4**	**(28.9)**
Gross profit excluding restructuring and additional cost for obsolete inventories (% of sales)	39.6	42.3	**35.3**	**24.7**
Average unit sales price for new systems (EUR million)	5.7	5.9	**5.9**	**8.1**

Net sales in the Lithography segment consist of revenue from sales of wafer steppers and Step & Scan systems, sales of equipment and options, which may occur in conjunction with the initial sale of a system or after its installation, and revenue from service.

Total net sales for Lithography decreased from EUR 2,633 million in 2000 to EUR 1,554 million in 2001, a decrease of EUR 1,079 million or 41.0 percent. The decrease in sales was caused by a decrease in shipments from 455 units in 2000 to 197 units in 2001. This decrease was partly offset by an increase (17.9 percent) in the average unit sales price for new systems. The 56.7 percent decrease in the number of systems shipped is a result of the worst year-on-year decline in sales in the history of the semiconductor industry. The 17.9 percent increase in the average unit sales price of new systems reflects the introduction and shipment of ASML's most advanced technology products in 2001. These products include the leading edge, high numerical aperture lens products for the 248 nanometer and 193 nanometer technology node, as well as those for 300 millimeter TWINSCAN™ systems.

The decrease in total net sales in 2001 included an increase in net service sales of 28.8 percent from EUR 170 million in 2000 to EUR 219 million in 2001, reflecting the continued increase in the size of the installed base of ASML's lithography tools at customer production facilities.
Total net sales for 2000 and 2001 include EUR 67 and EUR 19 million, respectively, relating to the sale of 53 and 17 pre-owned systems. These systems were reacquired from existing customers and then resold, primarily to other customers utilizing these systems in areas requiring

the less critical resolution capabilities provided by these machines. ASML will engage in similar repurchase and resale transactions in the future; however, it does not anticipate that the impact of those transactions will be significant.

Gross profit as a percentage of net sales decreased from 41.1 percent in 2000 to 1.0 percent in 2001. Excluding the gross profit service sales, gross profit on system sales including field upgrades decreased from 41.2 percent to (1.0) percent. The gross profit was negatively affected by the costs associated with the restructuring plan, under-utilization of production facilities and pressure on discount levels. Excluding the restructuring costs for inventory write-offs, costs for factory closure and severance payments, the overall lithography gross profit in 2001 was 30.2 percent, compared to 41.1 percent in 2000.

The gross profit on service sales decreased to 13.0 percent in 2001 from 14.4 percent in 2000, due to provisions for excess and obsolete spare parts.

Track and Thermal sales and gross profit

The following table shows a summary of sales and gross profit on a semi-annual basis:

Year ended December 31	2000		**2001**	
	First half year	Second half year	**First half year**	**Second half year**
Total units shipped	115	213	**130**	**33**
Net sales (EUR million)	175	255	**205**	**85**
Gross profit (% of sales)	31.0	33.2	**25.2**	**(17.6)**
Gross profit excluding restructuring charges (% of sales)	31.0	33.2	**25.2**	**(3.1)**
Average unit sales price for new systems (EUR million)	0.9	0.9	**1.2**	**1.4**

Net sales in the Track and Thermal segment consist of revenue from sales of photoresist processing systems (track) and thermal systems and options which may be sold in conjunction with the initial sale of a system or after its installation and revenue from service.

Total net sales for track and thermal systems decreased from EUR 430 million in 2000 to EUR 290 million in 2001, a decrease of EUR 140 million or 32.6 percent. The decrease in sales was caused by a decrease in shipments from 328 units in 2000 to 163 units in 2001. This decrease was partly offset by an increase in the average unit sales price for new systems.

The 50.3 percent decrease in the number of systems shipped reflects the worst overall decline in sales in the semiconductor industry. Sales in this segment primarily depend on systems for adding manufacturing capacity. In view of the downturn, the demand for such capacity tools fell sharply. The 35.4 percent increase in the average unit sales price of new systems reflects increased demand in 2001 for new technology including 200 millimeter and 300 millimeter thermal bridge-tools. The service sales decreased from EUR 118 million in 2000 to EUR 87 million in 2001, a decrease of EUR 31 million or 26.3 percent, largely due to lower demand for consumables and other products relating to the utilization of track and thermal equipment installed in customer production facilities.

Overall gross profit as a percentage of total net sales decreased from 32.3 percent in 2000 to 12.7 percent in 2001. Excluding the gross profit on service sales, gross profit on system sales decreased from 23.9 percent to a loss of 7.0 percent. Severe under-utilization of production capacity, the costs associated with the introduction of new technology and the costs for restructuring of production facilities have caused this major decrease in gross profit. Excluding the restructuring costs, total gross profit as a percentage of total sales for the Track and Thermal segment in 2001 was 16.9 percent compared to 32.3 percent in 2000.

The gross profit for service sales improved to 58.8 percent in 2001 from 54.5 percent in 2000, mainly as a result of rationalization and cost control measures.

Research and development costs

The nature of research and development costs and selling, general and administrative costs does not differ significantly between business segments. These items will be discussed on a consolidated basis.

Research and development costs

Research and development costs increased from EUR 392 million (12.8 percent of total net sales) in 2000 to EUR 424 million (23.0 percent of total net sales) in 2001. The increase in research and development costs reflects ASML's continuing effort to introduce several leading edge lithography products for 248 nanometer and 193 nanometer applications and the newest versions of the TWINSCAN™ platform, combined with continued investments in next generation 157 nanometer lithography solutions and Extreme UV (EUV). Furthermore, ASML increased its research and development activities relating to 300 millimeter ProCell™ track systems and the leading edge APNext™ and Xcelerate™ thermal systems.

ASML foresees further long-term growth in research and development, staffing and other costs. However, for 2002, ASML expects a decrease of research and development expenditure due to more cost efficient programs as a result of the restructuring.

Research and development credits

Research and development credits decreased from EUR 25 million in 2000 to EUR 16 million in 2001. The decrease in research and development credits in 2001 in comparison to 2000 is a direct result of decreased research and development efforts qualifying for credits.

Management anticipates receiving research and development credits in 2002, approximately equal to the amounts received in 2001, although the precise amount remains subject to further negotiation with the relevant granting authorities.

Selling, general and administrative costs

Selling, general and administrative expenses decreased by 10.5 percent from EUR 313 million in 2000 to EUR 280 million in 2001 as a result of accelerated cost reduction measures in both seg ments, including workforce reduction activities. Because net sales decreased by 39.8 percent, selling, general and administrative expenses increased as a percentage of net sales from 10.2 percent in 2000 to 15.2 percent in 2001.

Income taxes

Income taxes represented 30.2 and 31.3 percent of income before taxes in 2000 and 2001 respectively. This increase results from a change in distribution of pre-tax income between geographical areas.

Results of operations 2000 compared with 1999

Consolidated net sales were EUR 3,063 million in 2000 compared to EUR 1,636 million in 1999. In 2000, sales to three customers accounted for EUR 483 million, EUR 457 million and EUR 442 million or 15.8, 14.9 and 14.4 percent of net sales, respectively. In 1999, sales to three customers accounted for EUR 244 million, EUR 242 million and EUR 165 million or 14.9, 14.8 and 10.1 percent of net sales respectively.

Lithography sales and gross profit

The following table shows a summary of sales and gross profit on a semi-annual basis:

Year ended December 31	1999		2000	
	First half year	Second half year	**First half year**	**Second half year**
Total units shipped	93	174	**207**	**248**
Net sales (EUR million)	494	995	**1,189**	**1,444**
Gross profit on sales of new systems (% of sales)	29.1	34.4	**41.5**	**43.6**
Overall gross profit (% of sales)	28.3	33.9	**39.6**	**42.3**
Average unit sales price for new systems (EUR million)	5.0	5.7	**5.7**	**5.9**

Total net sales increased from EUR 1,489 million in 1999 to EUR 2,633 million in 2000, an increase of EUR 1,144 million or 76.8 percent. The increase in sales was caused by an increase in shipments of both lithography divisions from 267 units in 1999 to 455 units in 2000, as well as an increase in the average unit sales price for new systems. The 70 percent increase in the number of systems shipped reflects the strong customer demand in 2000 in the semiconductor industry and the equipment industry in particular, as well as ASML's strong position in the fastest growing markets. ASML expanded its sales to the Asian market including its first ever shipment to the important Japanese market. ASML's sales to fast growing markets like Taiwan, Singapore and Malaysia increased significantly. The 5 percent increase in the average unit sales price of new systems was due to a further shift in customer demand towards ASML's most advanced technology products. In 2000, ASML successfully launched its first 300 millimeter TWINSCAN™ product. ASML's balanced product offering in i-line and DeepUV Step & Scan systems as well as the introduction of the 300 millimeter TWINSCAN™ in 2000 also accounted for important new customer wins.

The increase in total net sales in 2000 included an increase in net service sales of 54.5 percent from EUR 110 million in 1999 to EUR 170 million in 2000, reflecting the continued increase in the installed base of ASML's products at customer manufacturing facilities.

Total net sales for 1999 and 2000 include EUR 42 million and EUR 67 million, respectively, relating to the sale of 25 and 53 pre-owned systems. These systems were reacquired from existing customers and then resold.

Gross profit as a percentage of total net sales increased from 32.1 percent in 1999 to 41.1 percent in 2000. Excluding the gross profit on service sales, gross profit on system sales increased by 9.7 percent to 41.2 percent in 2000. Cost control measures, learning curve benefits at ASML's production sites and in its supply chain, and the improved utilization rates that accompanied ASML's higher sales volumes, significantly improved gross profit throughout the year. In 1999, especially the first half of the year, gross profit was negatively affected by significantly higher costs for production and the introduction of newly developed products. Furthermore, the under-utilization of ASML's manufacturing capacity during the first half of 1999 affected gross profit adversely.

Track and Thermal net sales and gross profit

The following table shows a summary of sales and gross profit on a semi-annual basis:

Year ended December 31	1999		2000	
	First half year	Second half year	**First half year**	**Second half year**
Total units shipped	32	69	**115**	**213**
Net sales (EUR million)	50	97	**175**	**255**
Gross profit (% of sales)	20.3	32.1	**31.0**	**33.2**
Average unit sales price for new systems (EUR million)	0.7	1.0	**0.9**	**0.9**

Net sales increased from EUR 147 million in 1999 to EUR 430 million in 2000, an increase of EUR 283 million or 192.5 percent. The increase in sales was caused by an increase in shipments from 101 units in 1999 to 328 units in 2000, as well as an increase in the average unit sales price. The 225 percent increase in the number of systems shipped reflected the strong customer demand in the year 2000 for track and thermal systems. Thermal systems in particular accounted for a strong increase in net sales including thermal products resulting from the July 1999 acquisition of the Semiconductor Equipment Group of Watkins-Johnson Company ("SEG"). The increase of net sales occurred across most geographies.

The average selling price of units shipped increased by 1.6 percent. This 1.6 percent consists of a decrease in the average unit selling price, due to a relatively stronger growth of the number of thermal systems shipped, more than fully offsetting the exchange rate of euro versus the U.S. dollar. The increase in total net sales in 2000 included an increase in net service sales of 129.4 percent, reflecting the continued increase in the installed base of ASML's products at customer manufacturing facilities as well as the increase in sales due to the July 1999 acquisition of SEG.

Gross profit as a percentage of total net sales increased from 28.1 percent in 1999 to 32.3

percent in 2000. Excluding gross profit on service sales, gross profit on system sales increased from 18.8 percent in 1999 to 23.9 percent in 2000, due to increased sales volumes and therefore better utilization of manufacturing capacity.

Gross profit on service sales increased from 45.4 percent in 1999 to 54.5 percent in 2000.

The portion of service revenues derived from the sale of higher margin yielding spare parts grew relative to overall service sales.

Research and development costs

The nature of research and development costs, and selling, general and administrative costs does not differ significantly between business segments and will be discussed on a consolidated basis.

Research and development costs

Research and development costs increased from EUR 265 million (16.2 percent of total net sales) in 1999 to EUR 392 million (12.8 percent of total net sales) in 2000. The increase in research and development costs resulted from an increase in staffing levels from 1,714 at the end of 1999 to 2,214 at the end of 2000. The increase in research and development costs reflects ASML's continuing efforts to develop its 300 millimeter TWINSCAN™ platform and to expand its PAS 5500 family of Step & Scan systems, its high throughput cross-performance Micrascan platform and its 300 millimeter ProCell™ track system. The increase also relates to its research into next-generation lithography, 157 nanometer and Extreme UV (EUV).
Furthermore, research and development expenses increased due to increased spending on the leading edge APNext™ and Xcelerate™ thermal systems.

Research and development credits

Research and development credits decreased from EUR 39 million in 1999 to EUR 25 million in 2000, almost entirely attributable to a re-alignment of subsidy priorities within the European technology subsidy agencies.

Selling, general and administrative expenses

Selling, general and administrative expenses increased from EUR 210 million in 1999 to EUR 313 million in 2000. Both segments have contributed to this increase. However, as a percentage of net sales, selling, general and administrative expenses decreased from 12.8 percent in 1999 to 10.2 percent in 2000. To cope with its growth, ASML increased its number of employees from 6,061 at year end 1999 to 8,123 at year end 2000. To support this strong growth, costs for information technology, facilities, recruiting and general support functions, such as financial services, increased. Customer service costs increased primarily due to training and build up of support not directly related to service sales. This increase also reflects ASML's efforts to support its customers when introducing the more complex Step & Scan and 300 millimeter TWINSCAN™ and ProCell™ systems.

Income taxes

Income taxes represented 31.6 and 30.2 percent of income before taxes in 1999 and 2000, respectively. In 1999 and 2000, ASML recorded tax rate benefits resulting from a program operated by the government of the Netherlands pursuant to which eligible companies may seek a reduction in their effective tax rate. The implementation of this program reduced the effective tax rate by approximately 2.0 percent in 1999, and by approximately 0.7 percent in 2000

ASML recorded additional non-recurring permanent differences in the calculation of income tax for the year 2000, which accounted for an additional 1.2 percent reduction in the effective tax rate. The decrease in 2000 results from a change in distribution of pre-tax income between geographical areas.

Foreign Exchange Management

Foreign currency translations exposure regarding U.S. dollar denominated equity investments are hedged by U.S. dollar denominated convertible subordinated notes. Certain transactions and assets and liabilities are exposed to foreign currency risk. The Company monitors its foreign currency exposures periodically to maximize the overall effectiveness of its foreign currency hedge positions. Principal currencies hedged include the U.S. dollar and the British pound. Forwards and options used to hedge a portion of forecasted international sales and purchases for up to one year in the future are designated as cash flow hedging instruments. Forwards and options used to hedge the impact of the variability in exchange rates on accounts receivable and accounts payable denominated in certain foreign currencies are designated as fair value hedges. ASML also uses forwards to hedge its loan to Micronic which is denominated in Swedish kroner.

On December 31, 2001, ASML was a party in open forward contracts to hedge sales transactions in U.S. dollars up to an amount of USD 37 million. Furthermore, ASML was a party in an open forward contract to hedge purchase transactions up to an amount of USD 15 million. The Company estimates that on December 31, 2001, a 10 percent strengthening in the value of the euro relative to the U.S. dollar would have increased the fair value of the existing forward contracts by EUR 2 million as compared to EUR 5 million increase in the fair value of existing forward contracts on December 31, 2000.

The Company estimates that on December 31, 2001, a 10 percent strengthening in the value of the euro relative to the Swedish kroner would have increased the fair value of the existing forward contracts by EUR 2 million.

On December 31, 2001, ASML was a party in option contracts to hedge purchase transactions up to an amount of USD 36 million.

Financial Condition, Liquidity and Capital Resources

The following discussion and analysis of financial condition should also be viewed in the context of the risks affecting ASML's business strategy, described in a seperate section below.

ASML's balance of cash and cash equivalents amounted to EUR 984 million and EUR 911 million at December 31, 2000 and 2001, respectively. Net cash flows used by operating activities were EUR 236 million in 2001. Net cash flows provided by operating activities were EUR 215 million in 2000.

The cash management arrangement with Morgan Stanley & Company International, that was consolidated during fiscal 2000, was dissolved during 2001. ASML's share in the investments of the fund were sold and transferred as cash to ASML.

Negative cash used in operating activities during 2001 was due to the company's net operating losses. ASML's results from operations were negatively affected by a restructuring charge and other one-time charges of EUR 521 million. The net operating loss included a cash charge due to the restructuring of approximately EUR 57 million, (including merger and acquisition costs of EUR 54 million). The expected cash impact in 2002 from the 2001 restructuring charge is estimated to amount to EUR 74 million.

The decrease in accounts receivable of EUR 356 million reflects the decline in the number of shipments during 2001 as well as more effective collection procedures. However ASML's ratio of average accounts receivable to total net sales was 24.9 and 40.6 percent in 2000 and 2001, respectively due to the sharp decline in sales and a significant amount of new technology shipments in the fourth quarter of 2001.

ASML generally ships its systems on payment terms requiring 90 to 100 percent of the sales price to be paid within 30 days after shipment. The remainder of the purchase price for ASML's systems is due within 90 days after shipment or within 30 days after completion of the installation process and subsequent customer testing.

The gross inventory level increased by 42.3 percent as a consequence of the sudden downturn. The Company has increased the provision for obsolete inventory from EUR 177 million in 2000 to EUR 561 million in 2001, mainly due to discontinued product lines and far lower than expected demand. The ratio of average inventory to total net sales increased from 22.7 percent in 2000 to 46.7 percent in 2001.

In 2000 and 2001 ASML paid EUR 147 million and EUR 74 million in taxes, respectively. As of December 31, 2001, ASML had current tax assets of EUR 50 million. This primarily consists of U.S. tax assets.

Net cash used in investing activities was EUR 161 million and EUR 360 million in 2000 and 2001, respectively.

The 2000 and 2001 amounts primarily reflect the further expansion of production facilities as well as significant investments in ASML's own equipment (including prototypes, training and demonstration systems), largely to support sales, production, training and demonstration capabilities that relate to new 300 millimeter product lines. Furthermore, in June 2001, the Company invested in a convertible loan to Micronic. ASML expects capital expenditure in 2002 will decrease significantly.

Net cash provided by financing activities amounted to EUR 34 million and EUR 664 million in 2000 and 2001, respectively. The 2001 amount primarily reflects the net proceeds from the offering of convertible subordinated Notes in October 2001 of EUR 638 million. Furthermore, the Company received EUR 26 million proceeds from the exercise of stock options and conversion of convertible notes.

On December 31, 2001, the Company had available credit lines of EUR 288 million, all of which expire in 2005. No amounts were outstanding under these facilities at the end of 2001.

Management believes that its operating cash flows and working capital, together with existing cash balances and the availability of existing credit facilities, will be sufficient to finance its scheduled capital expenditures for 2002 and to fund its working capital for next year. Also see Risks affecting ASML's business strategy.

Risks affecting ASML'S Business Strategy

In conducting its business, ASML faces many risks that may interfere with its business. Some of those are risks that relate to the operational processes of ASML; others are inherent in ASML's business environment. It is important to understand the nature of these risks and the impact they may have on ASML's business and results of operations. Some of the most significant risks are described below. A complete discussion of the risks ASML faces can be derived from ASML's annual reports filed with the U.S. Securities and Exchange Commission.

Cyclical Nature of the Semiconductor Industry

Historically, the semiconductor industry has been highly cyclical and has experienced recurring periods of oversupply, resulting in significantly reduced demand for capital equipment, including ASML's products. ASML believes that demand for any particular future period is therefore difficult to predict.

Downturns in the semiconductor industry, and related fluctuations in the demand for capital equipment, could materially adversely affect ASML's business and operating results. Despite this cyclicality, ASML must maintain a significant level of research and development spending in order to maintain its competitive position. Management does not intend to reduce this level of spending in response to the short to medium term cyclical nature of the semiconductor industry.

ASML expects that the semiconductor industry will experience future downturns. ASML cannot predict the timing, duration or severity of any future downturn or the corresponding adverse effect on its business, financial condition or results from operations.

Sole or Limited Sources of Supply

ASML relies on outside vendors to manufacture the components and subassemblies used in its systems. Generally, these components and subassemblies are obtained from a single supplier or a limited number of suppliers. In particular, the number of systems ASML has been able to produce occasionally has been limited by the production capacity of Carl Zeiss SMT AG ("Zeiss"). Zeiss is ASML's sole supplier of lenses and other critical components and is capable of producing these lenses only in limited numbers. ASML believes there are no alternative suppliers for these components in the short to medium term. If Zeiss were to terminate its relationship with ASML or if Zeiss were unable to maintain production of lenses over a prolonged period, ASML's sales and related operating results would be negatively affected.

Technological Change; Importance of Timely New Product Introduction

The semiconductor manufacturing industry is subject to rapid technological change, frequent new product introductions and enhancements. The success of ASML in developing new and enhanced systems and in enhancing its existing products depends upon a variety of factors, including the successful integration of SVG, the successful management of the combined companies' research and development programs and timely completion of product development and design relative to its competitors. ASML's ability to remain competitive will depend in part upon its ability to develop this new and enhanced equipment and to introduce these systems at competitive prices on a timely basis that will enable customers to integrate these systems into the planning and design of their new fabrication facilities.

ASML's development and initial production and installation of its systems and enhancements thereof generally are accompanied by design and production delays and related costs of a nature typically associated with the introduction and full-scale production of very complex capital equipment. While ASML expects and plans for a corresponding learning curve effect in its product development cycle, the time and expense required to overcome these initial problems cannot be predicted with precision.

Competition

The semiconductor equipment industry is intensively competitive. The principal elements of competition in ASML's markets are the technical performance characteristics of a semiconductor system and the value of ownership of that system based on its purchase price, maintenance costs, productivity and customer service and support. ASML's competitiveness will depend upon its ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis.

The cost to develop new systems, in particular photolithography systems, is extremely high. The photolithography equipment industry is characterized by the dominance of a few suppliers. ASML's primary competitors are Nikon Corporation ("Nikon") and Canon Kabushika Kaisha ("Canon"). Nikon and Canon are the dominant suppliers in the Japanese market, which accounts for a significant proportion of worldwide semiconductor production and historically has been difficult for non-Japanese companies to penetrate. ASML recently succeeded in entering this important market. Nikon and Canon each have substantial financial resources and have stated that they will introduce new products with improved price and performance characteristics that will compete directly with ASML's products, which could cause a decline in ASML's sales or loss of market acceptance for its photolithography systems. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the Japanese yen in relation to the euro or the U.S. dollar could lead to intensified price-based competition in those markets that account for the majority of ASML's sales, resulting in lower prices and margins and a negative impact on its business, financial condition and results of operations.

Intellectual Property Matters

ASML relies on patents, copyrights, trade secrets and other measures to protect its proprietary technology. However, there is no assurance that such measures will be adequate. Competitors may be able to develop similar technology independently. ASML's pending patent applications may not be issued, and intellectual property laws may not sufficiently support ASML's proprietary rights. In addition, litigation may be necessary in order to enforce ASML's intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to ASML, could have a material adverse effect on ASML's business or results of operations. ASML also may incur substantial acquisition or settlement costs where doing so would strengthen or expand its intellectual property rights or limit its exposure to intellectual property claims of third parties. The SVG merger strengthened ASML's rights.

ASML also continues to rely on a number of patents owned by Royal Philips Electronics N.V. ("Philips"). While Philips has granted the Company, without charge, a worldwide, irrevocable, non-exclusive license under those patents, they remain subject to the various factors regarding validity, scope and enforceability relating to ASML's other proprietary rights. In addition, Philips has no obligation to defend or enforce those patents against third parties, and ASML does not have an independent right to enforce those patents against third parties. Thus, there can be no assurance that the Company will be able to remedy any infringement or fully take advantage of the benefit of exclusivity in these areas.

On occasion, certain ASML customers have received notices of infringement from third parties, alleging the ASML equipment used by such customers in the manufacture of semiconductor products and/or the methods relating to use of the ASML equipment infringes one or more patents issued to such parties. ASML has been advised that, if claims were successful, ASML could be required to indemnify such customers for some or all of any losses incurred or damages assessed against them as a result of that infringement.

On December 21, 2001, Nikon Corporation filed a complaint with the United States International Trade Commission ("ITC") under Section 337 of the United States trade laws against ASML. On the same day, Nikon also filed a separate patent infringement action in the United States District Court for the Northern District of California. On January 23, 2002, the ITC instituted an investigation under Section 337 based on Nikon's complaint. The Complaint in the ITC investigation alleges that ASML's photolithography machines imported into the United States infringe seven United States patents held by Nikon. The complaint of the action in the California action alleges infringement of four other Nikon patents. Nikon's patents relate to several different aspects of photolithography equipment. In the ITC proceeding, Nikon seeks to exclude the importation of infringing products. The California complaint seeks injunctive relief and damages. ASML is reviewing these cases. It is very early in the process and therefore the outcome can not be estimated in this stage.

Dependence on a limited number of Manufacturing Facilities

Prior to the merger with SVG, the manufacturing activities performed by ASML took place in three separate clean room facilities located in Veldhoven, the Netherlands. Although the merger with SVG has added additional manufactering facilites, a major catastrophe such as a natural disaster could result in significant interruption of ASML's business operations and affect the Company's result of operations and financial position.

Exchange Rates

ASML adopted the euro as its functional currency for reporting in its consolidated financial statements effective beginning in fiscal 1999. Since the merger with SVG, a substantial portion of the Company's assets, liabilities and operating results are denominated in dollars, ASML is exposed to fluctations in the value of the dollar against the euro. The foreign currency translation exposure of the net investment in SVG is hedged by the U.S. dollar denominated convertible loan. Our financial and risk management policy is to match the currency distribution of our borrowings to the denomination of our assets. As a result, fluctuations in our balance sheet ratios resulting from changes in exchange rates are generally limited. Forecasted transactions that are exposed to foreign currency risk are monitored periodically and hedged where necessary (see also Foreign Exchange Management).

Critical accounting policies

Our management's discussion and analysis of financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. We have identified the policies below as critical to our business operations and the understanding of our results of operations.

Accounting for pooling of interests

As reported, ASML merged with SVG. The merger with SVG is accounted for under the "pooling of interests" method. In conformity with U.S. GAAP reporting guidelines, the comparitive figures for the twelve months ended December 31, 2000 and December 31, 1999 reflect the combined annual results of the fiscal years of both. Because SVG's fiscal reporting period prior to the merger differed from that of ASML, the comparitive figures for 2000 and prior years incorporate the results of heritage ASML for the twelve months ended December 31, and the results of heritage SVG for the twelve months period ended September 30.

Recognition of revenues, income and expenses

Under the guidance set forth in SAB 101, ASML's practice is to recognize revenues based upon shipment.

ASML defers the fair value of the installation service yet to be performed on delivered equipment. Furthermore, revenues of initial shipments of new technology systems are deferred until customer acceptance.

Revenues from services are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract. Advance payments received from customers are deferred and recognized upon product shipment.

Income tax

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. If it is more likely than not that carrying amounts of deferred tax assets will not be realized, a valuation allowance will be recorded to reduce the carrying amounts of such assets.

New Accounting Pronouncements

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards no. 133 (as amended by SFAS 137 and SFAS 138), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative

instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective parts of changes in the fair value of cash flow hedges are recognized in earnings.
Implementation of this standard as of January 1, 2001, has increased net assets and other comprehensive income by EUR 0.5 million.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), which is effective for all business combinations completed after June 30, 2001. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations initiated prior to July 1, 2001. In addition, SFAS 141 further clarifies the criteria to recognize intangible assets separately from goodwill. ASML does not expect a material impact on its consolidated financial position, results of operations or cash flows as a result of adopting SFAS 141. The merger with SVG was completed in May, 2001.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which establishes new rules on the accounting for goodwill and other intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized; however, they will be subject to annual impairment tests as prescribed by the Statement. Intangible assets with definite lives will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001. SFAS 142 will be effective for ASML beginning in its fiscal year 2002. At that time, ASML will perform the required impairment tests on those intangibles deemed to have indefinite lives. ASML estimates that the impact of these impairment tests will be minor to its consolidated financial position or result of operations. The goodwill as of December 31, 2001 amounted to EUR 2.1 million compared to EUR 2.3 million at December 31, 2000.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which is effective for years beginning after June 15, 2002, which will be the Company's fiscal year 2003. SFAS 143 addresses legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset. The standard requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Any associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset and expensed over the life of the asset. The Company has not yet determined the effect of SFAS 143 on its earnings and financial position.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations," for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. ASML will adopt SFAS 144 as of January 1, 2002 and does not expect the adoption of the Statement will have a significant impact on its financial position and results of operations.

ASML Holding N.V.
Financial Statements 2001

28 Consolidated Statements of Operations

29 Consolidated Statements of Comprehensive Income

30 Consolidated Balance Sheets

31 Consolidated Statements of Shareholders' Equity

32 Consolidated Statements of Cash Flows

33 Notes to the Consolidated Financial Statements

61 Independent Auditors' Report

CONSOLIDATED STATEMENTS OF OPERATIONS[1]

	For the year ended December 31 *(Amounts in thousands, except per share data)*	1999 EUR	2000[1] EUR	**2001** **EUR**	**2001[2]** **USD**
	Net product sales	1,474,557	2,775,024	**1,538,758**	**1,356,092**
	Net service sales	161,429	287,620	**305,603**	**269,325**
	Total net sales	1,635,986	3,062,644	**1,844,361**	**1,625,417**
	Cost of product sales	998,684	1,643,120	**1,504,186**	**1,325,624**
	Cost of service sales	118,750	199,114	**288,318**	**254,092**
2, 17	**Total cost of sales**	1,117,434	1,842,234	**1,792,504**	**1,579,716**
	Gross profit on sales	518,552	1,220,410	**51,857**	**45,701**
	Research and development costs	264,809	392,003	**424,447**	**374,061**
18	Research and development credits	(38,815)	(24,983)	**(16,223)**	**(14,297)**
	Selling, general and administrative expenses	210,408	312,991	**279,993**	**246,755**
3	Merger and acquisition costs	0	0	**54,177**	**47,746**
2	Restructuring charges	(468)	0	**3,082**	**2,716**
	Operating income (loss)	82,618	540,399	**(693,619)**	**(611,280)**
	Interest income	16,846	61,869	**41,786**	**36,826**
	Interest expense	(15,837)	(49,276)	**(48,993)**	**(43,177)**
	Minority interest in net results from subsidiaries, net of tax	0	(3,205)	**3,606**	**3,179**
	Income (loss) before income taxes	83,627	549,787	**(697,220)**	**(614,452)**
19	Provision (benefits) for income taxes	26,439	167,249	**(218,228)**	**(192,322)**
	Net income (loss) before effect of accounting changes	57,188	382,538	**(478,992)**	**(422,130)**
	Cumulative effect of change in accounting principle net of tax[3]	0	4,491	**0**	**0**
	Net income (loss)	57,188	378,047	**(478,992)**	**(422,130)**
	Basic net income per ordinary share	0.12	0.82	**(1.03)**	**(0.91)**
	Diluted net income per ordinary share	0.12	0.78	**(1.03)**	**(0.91)**
	Number of ordinary shares used in computing per share amounts (in thousands)				
	Basic[4]	458,542	461,887	**465,866**	
	Diluted[4]	462,682	483,127	**465,866**	

1 See footnote 2 to the consolidated financial statements and notes to the consolidated financial statements.

2 Solely for the convenience of the reader, certain euro amounts presented as of and for the year ended December 31, 2001, have been translated into U.S. dollars using the exchange rate on December 31, 2001, of USD 1.00 = Eur 1.1347

3 The cumulative effect for change in accounting principles reflects the adjustment for SAB 101 revenue recognition.

4 All net income per Ordinary Share amounts have been retroactively adjusted to reflect the three-for-one stock split in April 2000 as well as the issuance of shares to merge with SVG.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME[1]

For the year ended December 31 *(Amounts in thousands)*	1999 EUR	2000 EUR	**2001 EUR**	**2001 USD**
Net income (loss)	57,188	378,047	**(478,992)**	**(422,130)**
Foreign currency translation	44,128	118,782	**26,744**	**23,569**
Comprehensive income (loss)	101,316	496,829	**(452,248)**	**(398,561)**

1 See Notes to the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS[1]

	As of December 31 *(Amounts in thousands, except share and per share data)*	2000 EUR	2001 **EUR**	2001 **USD**
	Assets			
	Cash and cash equivalents	863,081	910,678	802,572
5	Restricted cash	121,119	0	0
6	Accounts receivable, net	926,525	570,118	502,439
7	Inventories, net	827,568	868,888	765,742
19	Current tax assets	3,330	50,107	44,159
19	Deferred tax assets	41,210	362	319
8	Other current assets	98,711	198,613	175,036
	Total current assets	2,881,544	2,598,766	2,290,267
19	Deferred tax assets	3,173	262,091	230,978
	Other assets	30,051	91,260	80,427
9	Intangible assets	20,187	18,376	16,195
10	Property, plant and equipment, net	498,017	673,347	593,414
	Total assets	3,432,972	3,643,840	3,211,281
	Liabilities and Shareholders' Equity			
	Accounts payable	257,307	290,264	255,807
11	Accrued liabilities and other	458,244	537,778	473,938
19	Current tax liability	48,766	0	0
19	Deferred tax liability	9,582	665	586
	Total current liabilities	773,899	828,707	730,331
	Deferred tax liability	3,202	34,302	30,230
	Other deferred liabilities	11,767	19,111	16,842
12	Convertible subordinated debt	828,730	1,510,902	1,331,543
12	Other long term debt	28,043	24,531	21,619
	Total liabilities	1,645,641	2,417,553	2,130,565
	Minority interest	121,119	0	0
	Cumulative Preference Shares, EUR 0.02 nominal value; 900,000,000 shares authorized; none outstanding as of December 31, 2001	0	0	0
	Priority Shares, EUR 0.02 nominal value; 23,100 shares authorized, December 31, 2000 and 2001 issued and outstanding at	1	1	1
	Ordinary Shares, EUR 0.02 nominal value; 900,000,000 shares authorized; 463,395,369 shares issued and outstanding as of December 31, 2000 and 466,978,391 as of December 31, 2001	9,268	9,339	8,230
	Share premium	551,343	579,564	510,764
	Retained earnings	944,609	484,149	426,676
	Accumulated other comprehensive income	160,991	153,234	135,045
23	**Total shareholders' equity**	1,666,212	1,226,287	1,080,716
	Total liabilities and shareholders' equity	3,432,972	3,643,840	3,211,281

1 See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY[1]

As of December 31 *(Amounts in thousands, except share data)*	1999 EUR	2000 EUR	2001 EUR	2001 USD
Priority Shares				
Balance, end of year	1	1	1	1
Ordinary Shares				
Balance, beginning of year	8,995	9,069	9,268	8,168
Adjustment for pooling of interests fourth quarter 2000 SVG	0	0	7	6
Balance, beginning of year, as restated	8,995	9,069	9,275	8,174
Issuance of ordinary shares	74	199	64	56
Balance, end of year	9,069	9,268	9,339	8,230
Share Premium				
Balance, beginning of year	462,089	512,060	551,343	485,893
Adjustment for pooling of interests fourth quarter 2000 SVG	0	0	6,636	5,848
Balance, beginning of year, as restated	462,089	512,060	557,979	491,741
Issuance of ordinary shares	49,971	39,283	21,585	19,023
Balance, end of year	512,060	551,343	579,564	510,764
Retained Earnings				
Balance, beginning of year	509,377	566,562	944,609	832,475
Adjustment for pooling of interests fourth quarter 2000 SVG	0	0	18,532	16,332
Balance, beginning of year, as restated	509,377	566,562	963,141	848,807
Net income	57,185	378,047	(478,992)	(422,131)
Balance, end of year	566,562	944,609	484,149	426,676
Comprehensive Income				
Cumulative Translation Adjustments				
Balance, beginning of year	(1,919)	42,209	160,991	141,880
Adjustment for pooling of interests fourth quarter 2000 SVG	0	0	(34,501)	(30,405)
Balance, beginning of year, as restated	(1,919)	42,209	126,490	111,475
Exchange rate adjustments for pooling of interests	44,069	114,128	54,450	47,986
Exchange rate changes for the year	59	4,654	(27,706)	(24,416)
Balance, end of year	42,209	160,991	153,234	(135,045)
Number of Ordinary Shares outstanding (in thousands)				
Number of ordinary shares beginning of year	456,699	460,412	463,395	
Adjustment for pooling of interests fourth quarter 2000 SVG	0	0	365	
Issuance of ordinary shares	3,713	2,983	3,218	
Number of ordinary shares outstanding, end of year	460,412	463,395	466,978	

1 See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS[1]

For the year ended December 31 *(Amounts in thousands)*	1999 EUR	2000[1] EUR	2001 EUR	2001 USD
Cash Flows from Operating Activities				
Net income (loss)	57,188	378,047	(478,992)	(422,130)
Adjustments to reconcile net income to net cash flows from operating activities:				
Depreciation and amortization	88,029	124,590	158,798	139,947
Allowance for doubtful debts	(2,325)	835	3,310	2,917
Allowance for obsolete inventory	17,531	10,215	374,140	329,726
Changes in assets and liabilities that provided (used) cash:				
Accounts receivable	(273,395)	(297,946)	390,761	344,374
Deferred income taxes	(6,765)	(9,647)	(195,887)	(172,633)
Inventories, gross	20,069	(231,905)	(376,702)	(331,984)
Other assets	23,265	(63,283)	(108,872)	(95,948)
Accrued liabilities	24,063	193,217	64,387	56,744
Accounts payable	85,906	79,938	25,745	22,688
Income tax payable	7,234	31,068	(92,240)	(81,290)
Net cash provided by (used in) operating activities	40,800	215,129	(235,552)	(207,589)
Cash Flows from Investing Activities				
Purchases of property, plant and equipment	(138,425)	(190,440)	(346,735)	(305,574)
Proceeds from sale of property, plant and equipment	2,889	3,030	21,672	19,099
Investments in financial fixed assets	0	0	(34,404)	(30,320)
Purchases of short-term investments, available for sales	(50,703)	(18,744)	0	0
Maturities of short-term investments, available for sales	36,635	44,835	0	0
Purchase of intangible assets	(21,020)	0	(506)	(446)
Other investing activities	7,987	0	0	0
Net cash used in investing activities	(162,637)	(161,319)	(359,973)	(317,241)
Cash Flows from Financing Activities				
Proceeds from issuance of convertible subordinated Notes	516,765	0	652,176	574,756
Payment of underwriting commission	(12,860)	0	(14,237)	(12,546)
Net proceeds from issuance of shares, stock options and conversion	50,045	35,948	26,351	23,222
Other financing activities	(796)	(1,750)	0	0
Net cash provided by financing activities	553,154	34,198	664,290	585,432
Net cash flows	431,317	88,008	68,765	60,602
Minority interest	0	121,119	(121,119)	(106,741)
Effect of changes in exchange rates on cash	(806)	39,685	17,604	15,514
Net cash used by SVG for the quarter ended December 31, 2000[2]	0	0	(38,772)	(34,169)
Net increase (decrease) in cash and cash equivalents	430,511	248,812	(73,522)	(64,794)
Cash and cash equivalents at beginning of the year	304,877	735,388	984,200	867,366
Cash and cash equivalents at end of the year	735,388	984,200	910,678	802,572
Supplemental Disclosures of Cash Flow Information:				
Cash paid for:				
Interest	8,021	18,427	33,444	29,474
Taxes	11,940	146,520	73,922	65,147

1 See Notes to the Consolidated Financial Statements.

2 The decrease in net cash cash used by SVG for the quarter ended December 31, 2000 consists of EUR (24,975) used for operating activities, EUR (18,132) used for investing activities and EUR 4,335 provided by financing activities.

Notes to the Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated Financial Statements include the Financial Statements of ASML Holding N.V. Veldhoven, the Netherlands (the "Company"), and its consolidated subsidiaries. ASML, operating under a single management, is a worldwide business engaged in the development, production, marketing, sale and servicing of advanced semiconductor equipment systems, consisting of lithography systems and track and thermal systems. ASML's principal operations are in the Netherlands, the United States of America and Asia. On December 31, 2001 and 2000, Royal Philips Electronics ("Philips") owned less than 10 percent of the Company's shares. In addition, one of the five members of the Company's Supervisory Board is a Philips employee.

ASML follows accounting principles generally accepted in the United States of America ("U.S. GAAP"). Effective as of the beginning of fiscal year 1999, ASML changed its reporting currency from Dutch guilders to euros. The accompanying Consolidated Financial Statements are stated in thousands of euros ("EUR") except that, solely for the convenience of the reader, certain euro amounts presented as of and for the year ended December 31, 2001 have been translated into United States dollars ("USD") using the exchange rate in effect on December 31, 2001 of USD 1.00 = EUR 1.1347. These translations should not be construed as representations that the euro amounts could be converted into U.S. dollars at that rate.

On May 21, 2001, ASML merged with SVG. The merger with SVG is accounted for under the "pooling of interests" method. For accounting and financial reporting purposes, the companies will be treated as if they had always been combined. Therefore the Consolidated Financial Statements for each of the three years ended December 31, 2001 and the five year financial summary on page 4 reflect the combination of financial statements for ASML's historical operations with those of SVG for all periods presented. In conformity with U.S. GAAP reporting guidelines, the comparative figures for the twelve months ended December 31, 2000 and December 31, 1999 reflect the combined annual results of the fiscal years of both. Because SVG's fiscal reporting period prior to the merger differed from ASML's fiscal reporting period, comparative figures contain the results of ASML's historical operations for the twelve months ended December 31, and the results of SVG's historical operations for the twelve months ended September 30.

As a consequence, net sales and net income for the quarter ended December 31, 2000, of USD 247 million and USD 17 million respectively, were excluded.

Principles of consolidation

The consolidated Financial Statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All intercompany profits, transactions and balances have been eliminated in consolidation.

Foreign currency

Foreign currency translation

The financial information for subsidiaries outside the Netherlands is measured using local currencies as the functional currency. Assets and liabilities are translated into euros at the exchange rate in effect on the respective balance sheet dates. Income and expenses are translated into euros based on the average rate of exchange for the corresponding period. Exchange rate differences resulting from the translation of the net investment in subsidiaries outside the Netherlands into euros are accounted for directly into shareholders' equity. Exchange rate differences on translations of other transactions in foreign currencies are accounted for in compliance with the rules of Statement of Financial Accounting Standards ("SFAS") 133.

Foreign currency management

Certain forecasted transactions and assets and liabilities are exposed to foreign currency risk. The Company monitors its foreign currency exposures periodically to maximize the overall effectiveness of its foreign currency hedge positions. Principal currencies hedged include the U.S. dollar and British pound. Forwards and options used to hedge a portion of forecasted international sales and purchases for up to one year in the future are designated as cash flow hedging instruments. Forwards and options used to hedge the impact of the variability in exchange rates on accounts receivable and accounts payable denominated in certain foreign currencies are designated as fair value hedges. Furthermore, the Company uses forwards to hedge the loan to Micronic, denominated in Swedish Kroner. The currency exposure relating to the U.S. dollar denominated 520 million 4.25 percent convertible notes is naturally hedged by U.S. dollar denominated non-current assets. The U.S. dollar denominated current assets are partly naturally hedged by the USD 575 million 5.75 percent convertible notes.

Cash and cash equivalents

Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits and commercial paper and with insignificant interest rate risk and original maturities of three months or less at the date of acquisition.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Allowances are made for slow moving, obsolete or unsaleable stock.

Intangible assets

Intangible assets include intellectual property rights that are valued at cost and are amortized straight-line over the estimated useful life of 10 years.

Goodwill

The Company amortizes goodwill on a straight-line basis over the estimated life of twenty-five years. If an evaluation is required, the estimated future undiscounted cash flow associated with the underlying business operation are compared to the carrying amounts of goodwill to determine if a write down is required. If such an assessment indicates that the undiscounted cash flows will not be recovered, the carrying amount is reduced to the estimated fair value.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. In the case of leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding lease. The following table presents the assigned economic lives of ASML's property, plant and equipment:

Category	Assigned economic life
Buildings and constructions	5 – 40 years
Machinery and equipment	2 – 5 years
Office furniture/equipment	3 – 5 years
Leasehold improvements	5 – 10 years

ASML also leases certain buildings, machinery and equipment under arrangements accounted for as operational leases.

Certain internal and external costs associated with the purchase and/or development of internally used software are capitalized in accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." These costs are amortized straight-line over periods of related benefit ranging primarily from two to five years and are included in machinery and equipment.

Evaluation of Long-Lived Assets for Impairment

The Company evaluates its long-lived assets, including intellectual property, for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net cash flows expected to be generated by the asset. If those assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. Impairment charges recognized in 2001 totaled approximately 44 million, 32 million of which is included in the restructuring provision (see Note 2 to the Consolidated Financial Statements) and 12 million resulting from the impairment of buildings not used and designated for sale. There were no impairment charges in 2000 or 1999.

Recognition of revenues, income and expenses

Under the guidance set forth in SAB 101, ASML's practice is to recognize revenues based upon shipment.

ASML defers the fair value of the installation service yet to be performed on delivered equipment. Furthermore, revenues of initial shipments of new technology systems are deferred until customer acceptance.

Revenues from services are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract. Advance payments received from customers are deferred and recognized upon product shipment. Operating expenses and other income and expense items are recognized in the income statement as incurred or earned. No significant returns have occurred during the past three years.

Cost of sales

Cost of sales consists of direct product costs such as materials, labor, cost of warranty, depreciation and related overhead costs. Repayments of certain technical development credits are also charged to cost of sales (see "research and development credits", below). ASML accrues installation and warranty expenses for every system shipped. The amount accrued is based on actual historical expenses incurred and on estimated probable future expenses related to current sales. Warranty costs are charged against this reserve. Costs associated with service revenue are expensed as incurred.

Research and development costs

Costs relating to research and development are charged to operating income as incurred.

Research and development credits

Subsidies and other governmental credits for research and development costs relating to approved projects are recorded as research and development credits in the period when the research and development cost to which such subsidy or credit relates occurs. Technical development credits (Technische Ontwikkelingskredieten or "TOKs") received from the Dutch government to offset the cost of certain research and development projects are contingently repayable as a percentage of the sales price to the extent future sales of equipment developed in such projects. Such repayments are charged to cost of sales at the time such sales are recorded (see Note 17 to the Consolidated Financial Statements). No such repayments are required if such sales do not occur. TOKs claimed for the production of prototypes are used to reduce the capitalized cost of such prototypes. The remaining capital cost of such prototypes is then depreciated on a straight-line basis. Prototypes are not intended for sale or for use in ASML's manufacturing process. If such a sale or use occurs, however, ASML is obligated to repay the related TOKs, and such repayment amount is accrued in an amount based on the net book value of the prototype sold or used.

Stock options

ASML applies Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensations" ("SFAS 123") allows companies to elect to account for stock options under the new accounting standard, or continue to account for stock option plans using the intrinsic method under APB 25, and provide pro forma disclosure of net income and earnings per share as if SFAS 123 were applied. ASML has chosen to continue to account for its stock options under the provisions of APB 25 and disclose the pro forma effects of SFAS 123 in the Notes to the Consolidated Financial Statements.

Net income (loss) per ordinary share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average ordinary shares outstanding. Diluted net income per share reflects the potential dilution that could occur if options issued under ASML's stock compensation plan were exercised, and if ASML's convertible loans were converted. There is no difference between diluted earnings and the basic computation for the year 2001 because such conversions and stock compensation plan would have an antidilutive effect.

A summary of the weighted average number of shares and ordinary equivalent shares is as follows:

Year ended December 31 *(Amounts in thousands)*	1999	2000	**2001**
Basic weighted average shares outstanding	458,542	461,887	**465,866**
Weighted average ordinary equivalent shares	4,140	21,240	**0**
Diluted weighted average shares outstanding	462,682	483,127	**465,866**

Excluded from the diluted weighted average share outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation as they represent a different class of stock than the ordinary shares. See further discussion in Note 13 to the Consolidated Financial Statements.

Use of estimates

The preparation of ASML's Consolidated Financial Statements in conformity with U.S. GAAP necessarily requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Comprehensive income

ASML has applied the requirements of SFAS No. 130, "Reporting Comprehensive Income," in its Consolidated Statements of Comprehensive Income and Consolidated Statements of Shareholders' Equity.

Segment disclosure

As ASML operates in two major segments, and in three general geographic locations, ASML defines its operational segment by geographical location and segments and has combined the two smaller segments Track and Thermal (see Note 20 to the Consolidated Financial Statements).

Income taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. If it is more likely than not that the carrying amount of deferred tax assets will not be realized, a valuation allowance will be recorded.

Recent accounting pronouncements

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (as amended by SFAS 137 and SFAS 138), "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

Implementation of SFAS 133 as of January 1, 2001, has increased net assets and other comprehensive income by an amount of approximately EUR 0.5 million.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), which is effective for all business combinations completed after June 30, 2001. SFAS 141 eliminates the pooling of interests method of accounting for business combinations except for qualifying business combinations initiated prior to July 1, 2001. In addition, SFAS 141 further clarifies the criteria to recognize intangible assets separately from goodwill. ASML does not expect a material impact on its consolidated financial position, results of operations or cash flows as a result of adopting SFAS 141. Prior poolings, as the pooling transaction with SVG, are not affected by Statement 141.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which establishes new rules on the accounting for goodwill and other intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized; however, they will be subject to annual impairment tests as prescribed by SFAS 142. Intangible assets with definite lives will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001. SFAS 142 will be effective for ASML beginning in its fiscal year 2002. At that time, ASML will perform the required impairment tests on those intangibles deemed to have indefinite lives. Given the current valuation of the related assets, ASML expects that the impact of these impairment tests on its consolidated financial position or result of operations will be minor. The goodwill as of December 31, 2001, amounted to EUR 2.1 million compared to EUR 2.3 million at December 31, 2000.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which is effective for fiscal years beginning after June 15, 2002, which will be the Company's fiscal year 2003. SFAS 143 addresses legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Any associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset and expensed over the life of the asset. The Company has not yet determined what the effect of SFAS 143 will be on the earnings and financial position.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the Impairment or Disposal of Long-Lived Assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations, for a disposal of a segment of a business." SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. ASML will adopt SFAS 144 as of January 1, 2002, and does not expect the adoption of the Statement will have a significant impact on its financial position and results of operations.

2. SIGNIFICANT EVENTS

On May 21, 2001, ASML completed its merger with SVG. As a result of this merger, ASML has become a multi-product semiconductor equipment company supplying lithography, photoresist processing (track) and thermal systems to the world's leading semiconductor manufacturers.

On October 16, 2001, as a consequence of the ongoing downturn in the semiconductor industry, ASML announced cost reductions and a restructuring plan which will result in the consolidation of manufacturing facilities and discontinuance of product lines related to SVG. The restructuring costs totaled approximately EUR 411 million, of which approximately EUR 408 million are classified in the income statement as cost of sales.

EITF 94-3 "Liability recognition for certain employee termination benefits and other costs to exit an activity (including certain costs incurred in a restructuring)" addresses when a liability for costs associated with an exit plan or restructuring activity should be recognized. Expenses totaling approximately 78 million, consisting of building closure costs, severance payments and non-cancelable purchase commitments were recognized in accordance with EITF 94-3. As per October 16, 2001, the company announced a global work force reduction by approximately 1,400 positions (17 percent) which will result in a total work force of 6,600 by the end of the first half of 2002. The reduction will mainly affect employees involved in manufacturing facilities. The actual amount of involuntary termination benefits paid and charged against the liability as of December 31, 2001, is approximately EUR 3 million and the number of employees actually terminated pursuant to the exit plan as of December 31, 2001 amounts to approximately 1,100.

ARB 43 "Restatement and Revision of Accounting Research Bulletins" chapter 4 addresses the valuation of inventory when the market value has decreased. Resulting from the plan of restructuring, the Company has stopped developing and/or selling Micrascan product line excluding Micrascan VII. The related inventory has no estimated residual value and therefore has been written off. The expense recognized in accordance with ARB 43 totaled approximately EUR 300 million.

SFAS no. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" addresses the valuation of property when evidence of impairment is present. Resulting from the plan of restructuring, the Company has evaluated certain fixed assets for impairment, and the resulting impairment expense under SFAS 121 totaled approximately EUR 33 million.

	Cost of Sales	Selling, general and administrative expenses	**Total**
Inventory write-off	300,443	0	**300,443**
Purchase Commitments	51,761	0	**51,761**
Fixed assets write-off	32,242	462	**32,704**
Building closure costs	6,053	865	**6,918**
Severance payments	16,972	1,755	**18,727**
Total restructuring charges	407,471	3,082	**410,553**

The restructuring provision as of December 31, 2001, is as follows:

	Inventory write-off	Purchase commitments	Fixed Asset write-off	Building closure costs	Severance payments	**Total**
Restructure provision	300,443	51,761	32,704	6,918	18,727	**410,553**
Incurred to date	(300,443)	0	(32,704)	0	(2,979)	**(336,126)**
Balance at December 31, 2001	0	51,761	0	6,918	15,748	**74,427**

The Company expects to pay the full accrual balance in fiscal 2002. Substantially all employee terminations will be effective before or at June 30, 2002.

On October 17, 2001, ASML launched an offering of convertible subordinated notes with an aggregate principal amount of USD 575 million.

On December 19, 2001, ASML announced that it completed the divestment of Tinsley Laboratories Inc. ("Tinsley") to another U.S. company. ASML agreed with the Committee on Foreign Investments in the United States ("CFIUS") to make a good faith effort to sell Tinsley.

On June 20, 2001, ASML announced that it had reached agreement in principle to enter into a strategic alliance with Micronic to enhance the companies' positions as leading suppliers of advanced lithography equipment to the display and semiconductor industry. Furthermore, the Company invested in a noninterest-bearing EUR 34 million convertible loan to Micronic. The loan has a three year term.

3. MERGER AND ACQUISITION COSTS

The merger and acquisition (M&A) costs include the M&A costs of the regions USA and Europe (total amount EUR 54 million), relating to the merger of ASML with SVG.

4. DERIVATIVES

Hedges of Forecasted Transactions Denominated in Foreign Currencies

The Company uses forward and option foreign exchange contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates. These have a duration of up to twelve months. Such exposures result from portions of the Company's forecasted revenues and purchases denominated in currencies other than the euro, primarily the U.S. dollar and British pound. The Company enters into these foreign exchange contracts to hedge forecasted sales and purchases in the normal course of business, and accordingly, they are not speculative in nature.

The Company records changes in the fair value of the derivative instruments designated as cash flow hedges of forecasted non-euro revenue and purchases in accumulated other comprehensive income (loss), until the forecasted transaction occurs. When the forecasted transaction occurs, the related gain or loss on the cash flow hedge will be reclassified to cost of sales. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge will be reclassified from accumulated other comprehensive income (loss) to cost of sales on the consolidated statement of income as incurred. During the twelve months ended December 31, 2001, EUR 3 million of net gain was recognized in cost of sales relating to hedges of forecasted transactions that did not occur.

The critical terms of the hedging instruments are the same as the underlying forecasted transactions. Accordingly, all changes in fair value of these derivative instruments (including the time value portion of purchased options) are recorded through other comprehensive income. The changes in fair value of the derivatives are intended to offset changes in the expected cash flows from the forecasted transactions. The Company records any ineffective portion of the hedging instruments in cost of sales on the consolidated statement of income. Ineffectiveness of hedging instruments had no impact on earnings in 2001.

As of December 31, 2001, EUR 0.7 million of other comprehensive income represents the total anticipated loss to be reclassified to cost of sales, and EUR 0.6 million is the total anticipated gain to be reclassified to cost of sales over the next twelve months as the forecasted revenue and purchase transactions occur.

Hedges of Foreign Currency Assets and Liabilities

Furthermore, the Company continues to hedge its net recognized foreign currency assets and liabilities with forward and option foreign exchange contracts to reduce the risk that earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. These derivative instruments hedge assets and liabilities that are denominated in foreign currencies and are market-to-market through other income. These derivative instruments do not subject the Company to material balance sheet risk due to exchange rate movements because gains and losses on these derivatives offset gains and losses on the assets and liabilities being hedged. On December 31, 2001, forward foreign exchange contracts outstanding had maturities of six months or less.

For instruments designated as fair value hedges, hedge ineffectiveness, determined in accordance with SFAS 133, had no impact on earnings for the twelve months ended December 31, 2001.

5. RESTRICTED CASH

During 2000, ASML entered into a cash management arrangement with Morgan Stanley & Company International Ltd. This arrangement has been terminated in 2001. As a consequence, there was no outstanding balance at year-end.

6. ACCOUNTS RECEIVABLE

For the year ended December 31	2000	**2001**
Gross accounts receivable	932,156	**579,059**
Allowance for doubtful debts	(5,631)	**(8,941)**
Net accounts receivable	926,525	**570,118**

A summary of activity in the allowance for doubtful debt:

For the year ended December 31	2000	**2001**
Balance at beginning of year	(835)	**(5,631)**
Addition	(4,796)	**(3,310)**
Balance at end of year	(5,631)	**(8,941)**

7. INVENTORIES

Inventories consist of the following:

For the year ended December 31	2000	**2001**
Raw materials	410,225	**643,640**
Work-in-process	383,903	**493,371**
Finished products	210,364	**292,605**
Allowance for obsolescence	(176,924)	**(560,728)**
Total inventories, net	827,568	**868,888**

A summary of activity in the allowance for obsolescense is as follows:

For the year ended December 31	2000	**2001**
Balance at beginning of year	191,746	**176,924**
Adjustment for pooling of interests	0	**9,664**
Balance at beginning of year as restated	191,746	**186,588**
Addition	22,881	**409,621**
Inventory written off	(37,703)	**(35,481)**
Balance at end of year	176,924	**560,728**

8 OTHER ASSETS

Other assets consist of the following:

For the year ended December 31	2000	**2001**
Loan to Zeiss	19,167	**95,925**
Other	79,544	**102,688**
Total other assets	98,711	**198,613**

The noninterest-bearing loan to Zeiss is repaid by future shipments of lenses.

9. INTANGIBLE ASSETS

In July 1999, ASML obtained, through its purchase of the business of MaskTools, the intellectual property rights relating to Optical Proximity Correction technology. This technology enhances leading edge lithography systems to accurately and reliably print line widths below 0.2 micron. These rights have been valued at cost and are amortized straight-line over the estimated useful life of 10 years. The following table shows intellectual property and other minor intangibles including goodwill of EUR 2 million.

	2000	**2001**
Cost		
Balance, January 1	25,404	**25,404**
Effect of exchange rates	0	**10**
Additions	0	**506**
Balance, December 31	25,404	**25,920**
Accumulated Depreciation		
Balance, January 1	2,851	**5,217**
Adjustment for pooling of interests	0	**55**
Balance, January 1 as restated	2,851	**5,272**
Amortization	2,366	**2,272**
Balance, December 31	5,217	**7,544**
Net Book Value		
December 31	20,187	**18,376**

10. PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment consist of the following:

	Buildings & constructions	Machinery and equipment	Leasehold improvements	Office furniture and fixtures	Total
Cost					
Balance, January 1	161,536	478,172	115,918	165,271	**920,897**
Adjustment for pooling of interests	(7,182)	2,621	(1,306)	(8,260)	**(14,127)**
Balance, January 1, as restated	154,354	480,793	114,612	157,011	**906,770**
Additions	50,855	253,617	20,455	21,808	**346,735**
Reclassifications	1,603	0	(1,603)	0	**0**
Disposals	(278)	(51,393)	(2,083)	(5,044)	**(58,798)**
Effect of exchange rates	6,560	21,029	2,280	3,793	**33,661**
Balance, December 31, 2001	213,094	704,046	133,661	177,567	**1,228,368**
Accumulated Depreciation					
Balance, January 1	33,753	244,764	49,056	95,307	**422,880**
Adjustment for pooling of interests	843	(1,796)	(937)	(3,754)	**(5,644)**
Balance, January 1 as restated	34,596	242,968	48,119	91,553	**417,236**
Depreciation	11,297	83,763	13,150	32,319	**140,529**
Reclassifications	53	0	(53)	0	**0**
Impairment	12,200	0	0	0	**12,200**
Disposals	(278)	(30,297)	(2,083)	(4,469)	**(37,127)**
Effect of exchange rates	2,885	14,404	1,956	2,938	**22,183**
Balance, December 31, 2001	60,753	310,838	61,089	122,341	**555,021**
Net Book Value					
December 31, 2000	127,783	233,408	66,862	69,964	**498,017**
December 31, 2001	152,341	393,208	72,572	55,226	**673,347**

11. ACCRUED LIABILITIES AND OTHER

Accrued liabilities and other consist of the following:

For the year ended December 31	2000	**2001**
Deferred revenue	92,665	**69,392**
Warranty and installation	112,692	**92,056**
Materials and costs to be paid	88,572	**73,756**
Advances from customers	54,650	**77,545**
Personnel related items	80,123	**67,751**
Restructuring charges	0	**74,427**
Other	29,542	**82,851**
Total accrued liabilities and other	458,244	**537,778**

12. LONG-TERM DEBT AND BORROWING ARRANGEMENTS

ASML currently holds three convertible debts amounting to:

For the year ended December 31	2000	**2001**
2.5 percent convertible	268,796	**268,519**
4.25 percent convertible	559,934	**589,931**
5.75 percent convertible	0	**652,452**
Total convertible debts	828,730	**1,510,902**

In April 1998, ASML completed an offering of EUR 272 million principal amount of its 2.5 percent Convertible Subordinated Bonds due 2005, with interest payable annually commencing April 9, 1999. Unless previously redeemed or repurchased by ASML, the bonds are convertible into 13,987,080 ordinary shares at EUR 19.47 per share at any time prior to maturity. At any time on or after April 9, 2001, the bonds are redeemable at the option of ASML, in whole or in part, at 100 percent of the principal amount, together with accrued interest. During 2001, bonds were converted into 14,266 ordinary shares. The bonds will mature on April 9, 2005, and be payable at a price of 100 percent of the principal amount thereof.

In November 1999, ASML completed an offering of USD 520 million principal amount of its 4.25 percent Convertible Subordinated Notes due November 30, 2004, with interest payable semi-annually on November 30 and May 30 of each year, commencing on May 30, 2000. The Notes are convertible into 13,959,660 ordinary shares at USD 37.25 (EUR 42.27) per share at any time prior to maturity. At any time on or after December 5, 2002, the notes are redeemable at the option of ASML, in whole or in part, at the prices specified below, together with accrued interest. During the year 2001, none of the notes were converted into ordinary shares. The redemption prices, expressed as a percentage of the outstanding principal amount of the Notes being redeemed are:

	Redemption Price
December 5, 2002, through December 4, 2003	101.70%
December 5, 2003, through November 29, 2004	100.85%
November 30, 2004, and thereafter	100.00%

In October 2001, ASML completed an offering of USD 575 million principal amount of its 5.75 percent Convertible Subordinated Notes due October 15, 2006, with interest payable semi-annually April 15 and October 16 of each year, commencing on April 15, 2002. The Notes are convertible into 30,814,576 ordinary shares at USD 18.65 (EUR 21.17) per share at any time prior to maturity. At any time on or after October 22, 2004 the Notes are redeemable at the option of ASML, in whole or in part at the redemption price of 100 percent of their principal amount together with accrued interest.

Other long term debt

In February 1997, the Company received a EUR 7 million loan from the Connecticut Development Authority. The loan has a ten year term, bears interest at 8.25 percent, and is secured by the Company's Wilton, Connecticut facility.

In 1999, the Company assumed three Yen-denominated loans in connection with the acquisition of SEG. Approximately EUR 8 million (JPY 734 million), which is secured by land and buildings in Japan, is payable in monthly installments through the year 2011, bearing interest at 2.5 percent. Approximately EUR 14 million (JPY 1,350 million) and EUR 2 million (JPY 200 million) are unsecured and are repayable in 2006 and 2007, respectively, bearing interest at 3.1 percent and 2.2 percent, respectively, payable semiannually.

Lines of credit

At December 31, 2001, the Company had available credit facilities for a total of EUR 288 million (2000, EUR 227 million), all of which expire in 2005. These credit lines bear interest at the European Interbank Offered Rate (EURIBOR) plus a margin. No amounts were outstanding under these credit facilities at the end of the year.

13. EMPLOYEE BENEFITS

Deferred compensation plan

In February 1997, SVG adopted a non-qualified deferred compensation plan that allowed a select group of management or highly compensated employees and directors to defer a portion of their salary, bonus and other benefits. The plans allowed SVG to credit additional amounts to participants' account balances, depending on the amount of the employee's contribution, up to a maximum of 5 percent of an employee's annual salary and bonus. In addition, interest is credited to the participants' account balances at 120 percent of the average Moody's corporate bond rate. For calendar years 2000 and 2001, participants' accounts are credited at 9.52 percent and 9.54 percent respectively. SVG's contributions and related interest became 100 percent vested five years after the year in which the contribution was made or in the event of a change in control of SVG or retirement, death or disability of the participant. The plan became fully vested in May 2001 with the merger of SVG and ASML. During fiscal years 1999, 2000 and 2001, the expense incurred under this plan was EUR 1 million, EUR 2 million and EUR 2 million, respectively, and at December 31, 2001, the Company's liability under the deferred compensation plan was EUR 17 million.

In connection with the merger with SVG, ASML assumed unfunded salary continuation agreements with certain key executives and employees of ASML Optics LLC, formerly Tinsley Laboratories Inc. Under the terms of the agreements, the Company has agreed to pay certain fixed amounts over a ten year period after the employees reach the age of 65. Payments began vesting December 1990 and become fully vested only if the participants remain employed by the Company through the age of 65. The present value of these payments, calculated using a discount rate of 6 percent is being charged ratably to expense over the vesting period. During 1999, 2000 and 2001, the Company had minor related expenses. At December 31, 2001, the Company's liability under these agreements was EUR 1 million.

Pension plans

ASML and its consolidated subsidiaries maintain various retirement plans covering substantially all of its employees. Employees in the Netherlands are participating in a multi-employer union plan, that consists of defined benefits determined in accordance with the respective collective bargaining agreements. This plan is subject to a salary cap. Employees with a salary exceeding the aforementioned salary cap are also participating in the ASML defined contribution based pension plan. The employer pension costs for the aforementioned pension plans were EUR 8 million, EUR 12 million and EUR 19 million during 1999, 2000 and 2001, respectively.

For employees working outside the Netherlands, ASML maintains a defined contribution based pension plan. The employer contribution is based on a percentage of the salaries. For employees participating in the United States pension plan, the Company may make, at its sole discretion, an additional contribution to this U.S. plan if the Company meets certain financial performance criteria. No such contributions were made in 1999, 2000 and 2001. The employer pension costs for the aforementioned pension plans amounted to EUR 1 million, EUR 4 million, and EUR 10 million during 1999, 2000 and 2001, respectively and are accounted for under cost of sales and selling, general and administrative expense.

In connection with the merger with SVG, ASML has assumed the defined benefit pension plan for ASML Optics LLC, formerly Tinsley Laboratories Inc. As previously mentioned, Tinsley has been divested. The company no longer has a commitment under this plan for these employees. As of December 31, 1999, 2000, and 2001, the Company had recorded minor pension liabilities, within stockholders' equity. These liabilities are based upon the excess of the estimated accumulated benefit obligation of EUR 2 million each for the three years ended December 31, 2001, over the fair market value of plan assets (primarily corporate bond mutual funds).

Profit-sharing plan

During 1995, heritage ASML established a profit-sharing plan (the "Plan") covering all employees. Under the Plan, which was revised in 1999 and is effective as of January 1999, employees who are eligible will receive an annual profit-sharing bonus, based on a percentage of net income to sales ranging from 0 to 20 percent of annual salary.

Heritage SVG provided a profit-sharing plan with quarterly distributions to eligible employees as determined by the Board of Directors. Profit-sharing expense was EUR 8 million in 2000, and

EUR 3 million in the quarter ended December 31, 2000. No profit-sharing distributions were made in fiscal years 1999 and 2001. Under the Company's Cash or Deferred Profit Sharing Plan (401k Plan), the Company may make contributions, depending on the amount of the employee's contribution, up to a maximum of 3 percent of compensation. The Company's contributions were EUR 4 million in 1999, and EUR 5 million in 2000 and 2001.

Stock option plans

In 1997, the Company issued stock option plans, in which 2,590,722 stock options were authorized to purchase 2,590,722 ordinary shares. The stock option plans provide for the issuance of up to 2,137,722 options to purchase ordinary shares for eligible employees of ASML and up to 453,000 options to purchase ordinary shares for certain key personnel and management. In 1998, the company issued stock option plans, in which 3,348,576 options were authorized to purchase ordinary shares. The stock option plans provide for the issuance of up to 2,097,831 options to purchase ordinary shares for eligible employees of ASML and up to 1,250,745 options to purchase ordinary shares for key personnel and management. These plans, set up for eligible employees, include a feature whereby eligible employees will have the right to elect to receive options to purchase ordinary shares in lieu of distribution under the profit sharing plan. Options granted under these plans have fixed exercise prices equal to the closing price of the Company's ordinary shares on Euronext Amsterdam N.V. on the applicable grant dates. Stock options granted to eligible employees in 1997 vest over a period of two years, and any unexercised options outstanding expire five years after the grant date. In 1998, stock options granted vest over a three year period with any unexercised stock options expiring six years after the grant date. Stock options granted to key personnel in 1998 vest over a three and four year period with any unexercised stock options expiring six years after the grant date. For the year 1999, a number of 3,000,000 stock options was authorized to purchase ordinary shares.

In 1999, a stock option plan was issued by the Board of Management, with the approval of the Supervisory Board and the holders of priority shares. The plan is effective as of the year 2000 and will remain in place until revoked by the Board of Management. The Board of Management determined, by category of ASML personnel, the total available number of options that can be granted in a certain year on an annual basis. The determination is subject to approval of the Supervisory Board and the holders of priority shares of the Company.

For the year 2000, a total number of 4,500,000 stock options was authorized to purchase ordinary shares, and for the year 2001 and 2002, a total number of 6,000,000 has been authorized. The vesting and exercise periods for the plans of 1999, 2000 and 2001 are similar to the plan of 1998, with the exception of a designated part of grants performed in July 2001 which have a graded vest of 1/3 (one third) after the first year, 1/3 (one third) after the second year and 1/3 (one third) in the third year.

During 2001, 232,520 options to purchase ordinary shares were granted to the Board of Management. No options were exercised during 2001 by Members of the Board of Management.

For the 2002 plan, the employees will have the right to receive options to purchase ordinary shares in lieu of a percentage of their salary. For the stock options granted in 2000, the exercise period was extended from 2006 to 2012.

Stock option transactions are summarized as follows:

	Number of shares	Weighted average exercise price per share (EUR)
Outstanding December 31, 1998	10,411,972	10.46
Granted	5,280,148	12.61
Exercised	(2,229,430)	3.84
Cancelled	(295,666)	13.70
Outstanding, December 31, 1999	13,167,024	12.68
Granted	6,959,868	37.43
Exercised	(2,630,710)	12.82
Cancelled	(427,143)	18.90
Outstanding, December 31, 2000	17,069,039	28.84
Granted	5,883,550	32.78
Exercised	(1,488,107)	9.75
Cancelled	(265,212)	23.22
Outstanding, December 31, 2001	21,199,270	26.01
Exercisable, December 31, 2001	6,870,466	15.22
Exercisable, December 31, 2000	6,138,839	12.57
Exercisable, December 31, 1999	3,535,929	14.14

Information with respect to stock options outstanding at December 31, 2001 is as follows:

Options outstanding Range of exercise prices (EUR)	Number outstanding December 31, 2001	Weighted average remaining contractual life (years)	Weighted average exercise price (EUR)
2.36–8.98	610,198	0.93	5.22
9.37–12.36	5,320,231	2.41	11.03
12.87–31.75	9,005,805	4.28	22.30
35.45–47.15	6,263,036	3.78	44.06
Total	21,199,270	3.57	25.41

Under the provisions of APB 25, no compensation expense was recorded for ASML's stock-based compensation plans. Had compensation cost been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS 123, ASML's net income and calculation for net income per ordinary share would have been as follows:

	1999	2000	2001
Net income (loss)			
As reported	57,188	378,047	**(478,992)**
Pro forma	38,122	345,835	**(508,534)**
Basic Net Income (loss) per Ordinary Share			
As reported	0.12	0.82	**(1.03)**
Pro forma	0.08	0.75	**(1.09)**
Diluted Net Income (loss) per Ordinary Share			
As reported	0.12	0.78	**(1.03)**
Pro forma	0.08	0.74	**(1.09)**

The estimated weighted average fair value of options granted during 1999, 2000 and 2001 was EUR 6.86, EUR 20.91 and EUR 20.68 respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions in 1999, 2000 and 2001, respectively: no dividend yield, volatility of 50.0, 73.0 and 74.0 percent, risk-free interest rate of 5.75, 7.2 and 7.0 percent, no assumed forfeiture rate and an expected life of 2 years after the vesting period.

14. RELATED PARTIES (SEE ALSO NOTES 2 AND 20)

Transactions between ASML and Philips are effected at market value prices.

ASML has several agreements with Philips that set forth the parties' respective responsibility for certain matters arising out of the historical operations of ASML and the formation of the Company as a holding company for ASML's operations: establish certain rights and obligations of the Company, Philips and their respective subsidiaries on a prospective basis; afford the Company continued access to Philips' research and development resources in return for fees and provide for the parties' respective rights to certain items of intellectual property.

In its ordinary course of business, ASML engages in sales and purchase transactions with various companies within Philips.

As mentioned in Note 1 to the Consolidated Financial Statements, the ownership of the company's shares owned by Philips decreased to less than 10 percent in 2000. Therefore, Philips is no longer regarded as a related party for 2000 and 2001, and no additional disclosures for the year 2000 and 2001 have been presented.

The following table summarizes transactions between ASML and Philips:

Year ended December 31	1999	2000	2001
Activities			
Purchases of goods and services	75,213	NA*	**NA**
Research and development expenses	38,163	NA	**NA**
Total purchases from Philips	113,376	NA	**NA**
Sales to Philips	57,065	NA	**NA**

* NA = Not applicable

15. FINANCIAL INSTRUMENTS

Financial instruments recorded on the balance sheet include cash and cash equivalents, accounts receivable, accounts payable and convertible subordinated loans. The carrying amounts of all financial instruments approximates fair value due to the short-term nature of these instruments. The fair value of ASML's long-term debt, based on current rates for similar instruments with the same maturities, approximates the carrying amount. As of December 31, 2001 ASML was a party in open forward contracts to hedge sales transactions in U.S. dollars up to an amount of USD 37.0 million. Furthermore, ASML was a party in an open forward contract to hedge purchase transactions up to an amount of USD 15.0 million and in option contracts to hedge purchase transactions up to an amount of USD 35.5 million. Also, ASML was a party in open forward contracts to hedge the loan to Micronic up to an amount of SEK 320 million.

16. COMMITMENTS AND CONTINGENCIES

ASML leases facilities and certain equipment under operational leases. As of December 31, 2001, the minimum annual rental commitments are as follows:

2002	37,010
2003	34,650
2004	39,949
2005	23,413
2006	18,020
Thereafter	135,140
Total	288,182

Rental expense was EUR 53 million, EUR 59 million and EUR 80 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Liabilities

ASML terminated sale and leaseback transactions to lease, for testing and training purposes, systems manufactured by ASML.

The Company is party to various legal proceedings generally incidental to its business. As is the case with other companies in similar industries, ASML faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the consolidated financial condition but could materially affect consolidated results of operations in a given year.

On occasion, certain of ASML's customers have received notices of infringement from third parties, alleging the ASML equipment used by such customers in the manufacture of semiconductor products and/or the methods relating to use of the ASML equipment infringes one or more patents issued to such parties. ASML has been advised that, if claims were successful, ASML could be required to indemnify such customers for some or all of any losses incurred or damages assessed against them as a result of that infringement.

In 1998, Fullman International Inc., and Fullman Company LLC ("Fullman") initiated a lawsuit in the United States District Court for the District of Oregon alleging claims for fraudulent conveyance, constructive trust and declaratory relief in connection with a settlement the Company had previously entered into resolving our claims against a Thailand purchaser of the Company's equipment. In its complaint against the Company, Fullman, allegedly another creditor of the Thailand purchaser, alleges damages of approximately EUR 13 million plus interest. The Company has successfully moved to transfer the case to the United States District Court for the Northern District of California. The district court has dismissed the case. However, subsequently Fullman appealed the judgement to the 9th Circuit Court of Appeals in San Francisco. The appeal is still pending. While the outcome of such litigation is uncertain, the Company believes it has meritorious defenses to the claims and intends to conduct a vigorous defense.

On May 23, 2000, Ultratech Stepper, Inc. ("Ultratech"), filed a lawsuit in the United States District Court for the Eastern District of Virginia (which has subsequently been transferred to the United States District Court for the Northern District of California) against ASML. Ultratech alleges in the complaint of the lawsuit that the defendants are infringing Ultratech's rights under a United States patent, through the manufacture and commercialization in the United States of advanced photolithography equipment embodying technology that, in particular, is used in Step & Scan equipment. Ultratech's complaint seeks injunctive relief and damages. Management believes, based on current information and, in particular, recent favorable interpretation by the Court as to the scope and meaning of the asserted patent, that meritorious defenses are available, which ASML intends to vigorously assert. On October 12, 2001, ASML filed a lawsuit in the United States District Court for the District of Massachusetts against Ultratech. ASML's complaint alleges that Ultratech's manufacture, use, offer for sale and sale of certain of its photolithography stepper devices in the United States infringe six United States patents held by ASML. ASML's complaint seeks injunctive relief and damages. ASML intends to vigorously pursue these claims.

On December 21, 2001, Nikon and two of its United States subsidiaries filed a complaint with the United States International Trade Commission ("ITC") under Section 337 of the United States trade laws against ASML. On the same day, Nikon also filed a separate patent infringement action in the United States District Court for the Northern District of California. On January 23, 2002, the ITC instituted an investigation under Section 337 based on Nikon's complaint. The complaint in the ITC investigation alleges that ASML's photolithography machines imported into the United States infringe seven United States patents held by Nikon. The complaint in the California action alleges infringement of four other Nikon patents. Nikon's patents relate to several different aspects of photolithography equipment. In the ITC proceeding, Nikon seeks to exclude the importation of infringing products. The California complaint seeks injunctive relief and damages. ASML is reviewing these cases. It is very early in the process and therefore the outcome cannot be estimated at this stage.

17. COST OF SALES

ASML has research and development agreements with the Government of the Netherlands, Ministry of Economic Affairs. In 1999, 2000 and 2001, credits were received for research and development projects relating to a new generation of semiconductor lithography systems. The agreements require that the majority of the amounts received are to be repaid, with interest, to the extent product sales occur which relate to the research. The amount of the repayment due is based on a percentage of the selling price of the product and is charged to cost of sales when such a sale is recorded. In 1999, 2000 and 2001, no repayment obligations were outstanding. In 2001, the first repayment of these credits was recorded.

As of December 31, 2000 and 2001, ASML has contingent obligations totaling EUR 46 million and EUR 49 million to repay TOK credits received in 2000. The increase in this liability was caused by added interest. Restructuring costs included in cost of sales are disclosed in footnote 2.

18. RESEARCH AND DEVELOPMENT CREDITS

ASML receives subsidies and credits for research and development from various sources as follows:

Year ended December 31	1999	2000	**2001**
European Community/Dutch technology (EUREKA) subsidy	9,688	5,941	**9,872**
Netherlands Ministry of Economic Affairs (TOKs) credits*	17,073	8,176	**0**
Netherlands Ministry of Economic Affairs subsidy (WBSO / BTS / Stimulus)	5,066	4,101	**6,009**
European Community technology (ESPRIT-EUCLIDES / ELLIPSE) subsidy & other subsidies	6,988	6,765	**342**
Total subsidies and credits received	38,815	24,983	**16,223**

* See Note 17 of the Notes to the Consolidated Financial Statements.

19. INCOME TAXES

The components of income before income taxes are as follows:

Year ended December 31	1999	2000	**2001**
Domestic	92,796	406,559	**(36,486)**
Foreign	(9,169)	143,228	**(660,734)**
Total	83,627	549,787	**(697,220)**

The foreign component relates almost entirely to the U.S.A.

The Dutch domestic statutory tax rate is 35 percent. The reconciliation between the provision for income taxes shown in the consolidated statement of operations, based on the effective tax rate, and expense based on the domestic tax rate, is as follows:

Year ended December 31	1999	2000	**2001**
Income tax expense based on domestic rate	29,269	192,425	**(244,027)**
Different foreign tax rates	(2,506)	(19,936)	**25,974**
Other credits and non-taxable items	(324)	(5,240)	**(175)**
Provision for income taxes shown in the income statement	26,439	167,249	**218,228**

ASML's provision for income taxes consists of the following:

Year ended December 31	1999	2000	**2001**
Current			
Domestic	41,207	136,881	**(28,343)**
Foreign	310	40,015	**6,002**
Deferred			
Domestic	(9,052)	(9,061)	**0**
Foreign	(6,026)	(586)	**(195,887)**
Total	26,439	167,249	**218,228**

Deferred tax assets (liabilities) consist of the following:

December 31	2000	**2001**
Tax effect carry forward losses	8,420	**176,959**
Inventories	(9,582)	**(22,692)**
Other	32,761	**73,219**
Total	31,599	**227,486**

Deferred tax assets (liabilities) are classified in the Consolidated Financial Statements as follows:

December 31	2000	**2001**
Deferred tax assets – current	41,210	**362**
Deferred tax assets – non-current	3,173	**262,091**
Deferred tax liabilities – current	(9,582)	**(665)**
Deferred tax liabilities – non-current	(3,202)	**(34,302)**
Total	31,599	**227,486**

As it is more likely than not that the defined tax asset will be realized, a valuation allowance is not recorded. The net operating losses carry forwards have an expiration date between 5-20 years.

20. SEGMENT DISCLOSURE

Segment information has been prepared in accordance with Financial Accounting Standards Board, Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." Management has identified two business segments based on products and services provided by each segment which are Lithography and Track and Thermal. Track and Thermal are aggregated when evaluated by management, as the segments have similar economic characteristics, the nature of products are similar and the customers serviced are similar. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Performance of the segments is evaluated on operating income (loss). All interest income (expense) and minority interest in net income (loss) from subsidiaries are evaluated on a consolidated basis. The Company does not have sales between segments, and transactions between segments have been eliminated.

For the year ended December 31,	Lithography		Track and Thermal		Total	
	2000	2001	2000	2001	2000	**2001**
Net product sales	2,462,538	1,335,480	312,487	203,278	2,775,025	**1,538,758**
Net service sales	169,995	218,825	117,624	86,778	287,619	**305,603**
Total net sales	2,632,533	1,554,305	430,111	290,056	3,062,644	**1,844,361**
Cost of product sales	1,405,471	1,348,837	237,648	217,604	1,643,119	**1,566,441**
Cost of service sales	145,576	190,331	53,539	35,732	199,115	**226,063**
Total costs of sales	1,551,047	1,539,168	291,187	253,336	1,842,234	**1,792,504**
Gross profit on sales	1,081,486	15,137	138,924	36,720	1,220,410	**51,857**
Research and development costs	327,015	347,333	64,988	77,114	392,003	**424,447**
Research and development credits	(24,983)	(16,223)	–	–	(24,983)	**(16,223)**
Selling, general and administrative expenses	247,221	237,549	65,770	42,444	312,991	**279,993**
Merger and acquisition costs	–	44,559	–	12,700	–	**57,259**
Operating income (loss)	532,233	(598,081)	8,166	(95,538)	540,399	**(693,619)**

ASML markets and sells its products in the United States and Europe principally through its direct sales organization and in Asia by means of independent sales agents. ASML makes all its sales into the United States through its U.S. operation and as from January 1st, 1999, its sales into Asia through its Hong Kong operation. Intra-area sales are accounted for at prices that provide a profit and take into consideration the rules and regulations of the respective governing authorities.

The following table summarizes net sales, operating income and identifiable assets of ASML's operations in the Netherlands, the United States and Asia, the significant geographic areas in which ASML operates.

	Asia	Netherlands	United States	Eliminations	Consolidated
1999					
Net sales to unaffiliated customers	623,749	125,725	829,447	0	1,578,921
Net sales to Philips	0	35,688	21,377	0	57,065
Intra-area sales	0	899,097	0	(899,097)	0
Total net sales	623,749	1,060,510	850,824	(899,097)	1,635,986
Operating income	34,113	80,986	(32,710)	229	82,618
Identifiable assets	248,450	1,389,361	896,555	(177,359)	2,357,007
2000					
Net sales to unaffiliated customers	1,237,170	339,795	1,485,679	0	3,062,644
Intra-area sales	0	1,688,960	0	(1,688,960)	0
Total net sales	1,237,170	2,028,755	1,485,679	(1,688,960)	3,062,644
Operating income	122,830	357,605	60,252	(288)	540,399
Identifiable assets	414,570	2,043,212	1,230,166	(289,250)	3,398,698
2001					
Net sales to unaffiliated customers	742,697	150,127	951,537	0	1,844,361
Intra-area sales	0	1,106,485	0	(1,106,485)	0
Total net sales	742,697	1,256,612	951,537	(1,106,485)	1,844,361
Operating income	(48,024)	39,634	(647,812)	(37,417)	(693,619)
Identifiable assets	382,907	3,149,982	1,013,696	(945,945)	3,600,640

Assets, liabilities and capital expenditures by segment are not evaluated by the chief operating decision maker and are not used for the purpose of making decisions about allocating resources to the segment or assessing its performance.

21. SELECTED OPERATING EXPENSES AND ADDITIONAL INFORMATION

Aggregate cash compensation paid or accrued, including amounts accrued to provide pension, retirement or similar benefits by ASML for its management including members of the Board of Management of the Company, was EUR 2 million in 1999, EUR 3 million in 2000 and EUR 3 million in 2001. Aggregate compensation for the members of the Supervisory Board amounted to EUR 0.1 million in 1999, 2000 and 2001. Personnel expenses for all employees were:

For year ended December 31	1999	2000	**2001**
Wages and salaries	259,409	387,287	**483,522**
Social security expenses	22,472	34,077	**39,116**
Pension and retirement expenses	13,391	22,111	**28,258**
Total	295,272	443,475	**550,896**

The average number of employees during 1999, 2000 and 2001 was 5,736, 7,513 and 7,673 respectively.

The total number of personnel employed per sector was:

For year ended December 31	1999	2000	**2001**
Marketing & Technology	1,714	2,214	**2,028**
Goodsflow	2,033	2,663	**1,872**
Customer Support	1,583	2,296	**2,228**
General	554	743	**794**
Sales	177	207	**148**
Total	6,061	8,123	**7,070**

In 1999, 2000 and 2001, a total of 2,393, 3,329 and 2,972 personnel, respectively, were employed in the Netherlands.

22. VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

ASML relies on outside vendors to manufacture the components and subassemblies used in its systems, each of which is obtained from a sole supplier or a limited number of suppliers. ASML's reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of these subassemblies and components. In particular, the number of systems ASML has been able to produce has occasionally been limited by the production capacity of Zeiss. Zeiss currently is ASML's sole supplier of lenses and other critical optical components and is capable of producing these lenses only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen, Germany. In addition to Zeiss' position as ASML's sole supplier of lenses, the Excimer laser illumination systems for Deep UV systems are available from a very limited number of suppliers. Additionally, certain raw materials and minerals necessary for the manufacture of certain components supplied by outside vendors may occasionally be limited. Any prolonged inability to obtain adequate deliveries from its suppliers, or any other circumstance that would require ASML to seek alternative sources of supply, could adversely impact ASML's future operating results.

23. CAPITAL STOCK

Cumulative Preference Shares

In April 1998, the Company has granted to the preference share foundation Stichting Preferente Aandelen ASML ("the Foundation") an option to acquire cumulative preference shares in the capital of the Company (the "Preference Share Option"). The object of the Foundation is to protect the interests of the Company and the enterprises maintained by it. The cumulative preference shares have a higher liquidity preference for dividends payable and the same voting rights as ordinary shares. Additionally, cumulative preference shares are entitled to dividends at a percentage based on the average official interest rate determined by Euribor plus 2 percent.

The Preference Share Option gives the Foundation the right to acquire a number of Cumulative Preference Shares equal to the number of ordinary shares outstanding held by the Foundation at the time of exercise of the Cumulative Preference Share Option for a subscription price equal to their EUR 0.02 nominal value. Only one-fourth of this subscription price is payable at the time of initial issuance of the cumulative preference shares. The cumulative preference shares may be cancelled and repaid by the Company upon the authorization by the General Meeting of the Shareholders of a proposal to do so by the Board of Management that receives the prior approval of the Supervisory Board and of the Meeting of Priority Shareholders.

Exercise of the Preference Share Option would effectively dilute the voting power of the ordinary shares then outstanding by one-half. The practical effect of any such exercise could be to prevent attempts by third parties to acquire control of the Company.

Declaration of Independence as defined in "Bijlage X van het Fondsenreglement"
The Board of Directors of the Foundation and the Board of Management of the Company together declare that the Foundation is not a "committed person" with the Company as defined in article A 2 B II of "Bijlage X van het Fondsenreglement van Euronext Amsterdam N.V.". The Board of the Foundation comprises three voting members from the Dutch business and academic communities, Mr. R. Selman, Mr. F. Grapperhaus and Mr. M den Boogert, and two non-voting members the Chairman of the Company's Supervisory Board and the Chairman of the Company's Board of Management, Mr. H. Bodt and Mr. D. Dunn respectively.

Priority Shares

The priority shares are held by a foundation, having an elected board that consists solely of members of the Company's Supervisory Board and Board of Management.

As of December 31, 2001, the board members were:
- Doug J. Dunn
- Henk Bodt
- Arie Westerlaken
- Syb Bergsma
- Jan A. Dekker
- Peter T.F.M. Wennink

An overview of the other functions held by above persons can be obtained at the Company's office.
Furthermore, the Company, as well as the members of the board, declare in accordance with Article 11 under C of the "Bijlage X van het Fondsenreglement van Euronext Amsterdam N.V." that in their opinion the composition of the board conforms with Article 10 under C of the above mentioned "Bijlage."[1]

With respect to the priority shares, they are not entitled to dividends but have a preferred right over all other outstanding preferred and ordinary shares on the return of their nominal value in the case of winding up the Company. Holders of the priority shares of the Company have the effective power to control significant corporate decisions and transactions of the Company. These decisions and transactions encompass, but are not limited to, amendment of the Articles of Association, winding up of the Company, issuance of shares, limitation of pre-emptive rights and repurchase and cancellation of shares.

1 Article 10 states that the issuing entity takes care that not more than half of the priority shares are being held by Board members of the issuing entity or, in case the priority shares are being held by a legal entity, that not more than half of the amount of votes to be exercised in meetings of the foundation in which decisions are made about the exercise of the voting rights of the priority shares, can be exercised, directly or indirectly, by persons who are also Board members of the issuing entity.

Independent Auditors' Report

To the Supervisory Board, Board of Management and Shareholders of ASML Holding N.V.
Veldhoven, the Netherlands

We have audited the accompanying consolidated balance sheets of ASML Holding N.V. and its subsidiaries (collectively, the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Financial Statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 2001, and the results of its operations, comprehensive income and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of euro amounts into U.S. dollar amounts, and, in our opinion, such translation has been made in conformity with the basis stated in Note 1 of the Notes to the Consolidated Financial Statements. Such U.S. dollar amounts are presented mainly for the convenience of readers outside the Economic and Monetary Union (EMU).

Eindhoven, the Netherlands
January 17, 2002

Deloitte & Touche
Accountants